                                                Filed Pursuant to Rule 424(b)(1)
                                                   Commission File No. 333-35397

                                2,610,000 SHARES

                           [THE MIDDLEBY CORPORATION]

                                  COMMON STOCK
                                $0.01 PAR VALUE
                               ------------------

    Of the 2,610,000 shares of Common Stock being offered hereby, 2,000,000 shares are being sold by The Middleby Corporation ("Middleby" or the "Company") and 610,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

    The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "MIDD". On October 29, 1997, the last reported sale price for the Company's Common Stock on the Nasdaq National Market System was $10.50 per share. See "Price Range of Common Stock."
                           --------------------------

    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMPANY, SEE "RISK FACTORS" COMMENCING ON PAGE 7.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       UNDERWRITING                            PROCEEDS TO
                                                      DISCOUNTS AND        PROCEEDS TO           SELLING
                                 PRICE TO PUBLIC      COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
Per Share.....................        $10.00              $0.60               $9.40               $9.40
Total(3)......................     $26,100,000          $1,566,000         $18,800,000          $5,734,000

(1) See "Underwriting" for indemnification arrangements.

(2) Before deducting estimated expenses of $300,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 391,500 shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $30,015,000, $1,800,900, $22,480,100 and $5,734,000, respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock offered hereby are being offered by the Underwriters, subject to prior sale and acceptance by the Underwriters and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or about November 4, 1997 at the offices of Schroder & Co. Inc., New York, New York.

SCHRODER & CO. INC.                                     BREAN MURRAY & CO., INC.

                                October 30, 1997

[PHOTOGRAPHS OF COMPANY'S PRODUCTS, TRADEMARKS AND A MAP OF THE COMPANY'S DISTRIBUTION AND MANUFACTURING LOCATIONS WILL APPEAR ON THE INSIDE FRONT AND BACK COVER PAGES OF THE PROSPECTUS.]

    IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO COVER ALL OR SOME OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS. THE COMPANY'S FISCAL YEAR ENDS ON THE SATURDAY NEAREST DECEMBER 31. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

GENERAL

    The Company is a leader in the design, manufacture, marketing and service of a broad line of cooking and warming equipment used in all types of foodservice operations, including quick-service restaurants, full-service restaurants, retail outlets, and hotels and other institutions. The Company provides unique integrated distribution and service capabilities to international markets, enabling it to deliver a complete kitchen package to its customers seeking to expand globally. Major customers include leading quick-service chains such as Domino's, KFC, McDonald's, Papa John's, Pizza Hut and Wendy's, and full-service chains such as Brinker, Denny's, Perkins, Rainforest Cafe and Red Lobster. As a key equipment supplier to these chains, Middleby's products and services stand behind many of the fastest growing foodservice brands.

    Since the founding of Middleby Marshall Oven Company in 1888, the Company has been a leading innovator in the baking equipment industry, and in the early 1980s positioned itself as a leading foodservice equipment manufacturer by introducing the conveyor oven that revolutionized the pizza industry. Today, the Company's product lines include some of the best-known and well-respected brands in the industry: Middleby Marshall-Registered Trademark- conveyor oven equipment, Toastmaster-Registered Trademark- toasters and counterline cooking and warming equipment, Southbend-Registered Trademark- ranges, convection ovens and heavy-duty cooking equipment, SteamMaster-Registered Trademark- steam cooking equipment and CTX-Registered Trademark- infra-red conveyor cooking systems. Middleby Marshall is the world's leader in conveyor cooking equipment, and management believes that Southbend and Toastmaster are also leaders within their respective markets.

    The Company operates through the following domestic business divisions: conveyor oven equipment (Middleby Marshall and CTX), counterline cooking equipment and specialty products (Toastmaster and various distribution products) and core cooking equipment (Southbend and SteamMaster). Additionally, the Company provides its products and services to the international marketplace through two operating subsidiaries: Asbury Associates, Inc. ("Asbury"), a leading exporter and distributor of foodservice equipment in the global marketplace, and Middleby Philippines Corporation ("Middleby Philippines"), one of the principal suppliers of commercial kitchen fabrication and specialty cooking equipment in the Asian, Pacific Rim and Middle Eastern markets.

    The Company believes that its ability to support the domestic and international growth of restaurant and hotel chains through its integrated distribution and service networks provides it with a distinct competitive advantage. Middleby is an industry leader in equipment installation programs and after-sales support and service and provides a unique one-year parts and labor warranty throughout the world. Asbury provides a broad range of one-source services, including export documentation, freight forwarding, warehousing and consolidation, installation and project management, to customers seeking to expand in international markets, and has delivered and installed equipment in over 100 countries throughout the world. Additionally, the Company has an extensive independent service network consisting of over 80 distributors and 2,500 certified technicians in the U.S. and over 110 distributors and 3,000 technicians internationally, supported by thirteen factory-based technical service engineers and fifteen internationally-based service managers.

THE INDUSTRY

    The foodservice equipment industry provides equipment and services to operators in the commercial and institutional foodservice industry. The foodservice industry consists of four principal categories: (i) fast food or quick-service restaurants, including those that primarily offer pizza, (ii) full-service restaurants, including casual-theme restaurants, (iii) retail outlets, such as convenience stores, supermarkets and department stores, and
(iv) public and private institutions, such as hotels, resorts, schools, hospitals, long-term care facilities, correctional facilities, stadiums, airports, corporate cafeterias, military facilities and government agencies. In 1996, the U.S. foodservice industry had sales of approximately $314 billion through over 740,000 outlets. The foodservice equipment industry had total domestic sales of approximately $4.5 billion in 1996. In the U.S., the Company's products compete primarily in the cooking and warming equipment market segment, which had sales of approximately $1.1 billion in 1996 and is expected to grow 6.5% in 1997. Management believes that the broader international foodservice equipment market that the Company serves had 1996 sales of approximately $10 billion, with expected annual growth of nearly twice the growth rate of the U.S. market.

    Middleby believes that the trends in the foodservice industry present significant growth opportunities for the foodservice equipment industry. The major quick-service and casual-theme restaurant chains are the fastest growing segments of the foodservice industry and lead the industry in terms of restaurant unit development. Leading U.S. quick-service and casual-theme restaurant chains, as well as hotel chains, are targeting international markets for a greater percentage of their new unit development. The Company believes that the greatest long-term growth opportunity in the foodservice equipment industry is in supporting the expansion of these chains, as well as the development of local chain concepts, in the international markets. Additionally, as quick-service restaurant chains look to modernize older U.S. stores, significant opportunities exist to increase revenues as these chains replace and upgrade existing equipment with products that offer innovative technology, food product flexibility, reduced food waste and labor-saving and space-saving features.

BUSINESS STRATEGY

    The Company's strategy is to enhance its position as a worldwide foodservice equipment supplier by capitalizing on major foodservice industry trends, and includes the following key elements:

    FOCUS ON MAJOR CHAIN RELATIONSHIPS. The Company believes that long-term revenue growth will result from continued development and enhancement of relationships with fast growing restaurant chains. Middleby utilizes a key account sales management approach to strengthen its existing relationships and develop new relationships with major chains. Additionally, Middleby's product development department works closely with major chains to develop equipment to meet specialized needs and to satisfy global regulations and utility requirements. The Company provides a technology center and over 40 worldwide demonstration centers for customers to work with newly developed and prototype equipment.

    DEVELOP INNOVATIVE EQUIPMENT SOLUTIONS. The Company continuously seeks to improve the functionality and quality of its product offerings through its own development efforts and by licensing products and technologies that it believes have significant growth potential. Over 30 professionals support the Company's product development and engineering activities, including project engineers, computer-aided design ("CAD") operators, laboratory technicians, model makers and engineering documentation and systems support personnel. Currently, a significant portion of the Company's net sales are derived from products and product extensions introduced in the past three years.

    SUPPORT THE INTERNATIONAL EXPANSION OF MAJOR CHAINS. Management believes Middleby is uniquely positioned to provide comprehensive services to large restaurant and hotel chains seeking to expand globally. The Company's integrated international network enables it to offer a total store package ("TSP") of kitchen equipment to be delivered, installed and serviced by Middleby virtually anywhere in the world. The Company believes this TSP capability will enable it to continue to develop new business opportunities abroad and will lead to significant growth and profitability in the future. During the past several years, the Company has made significant investments to establish international offices in Canada, Mexico, Spain, France, Saudi Arabia, the Philippines, Taiwan, China, Indonesia, Japan and Korea.

    The Company's sales growth has been more than double that of the industry average, with an average growth rate of 15% per year since 1994 and 29% for the first six months of 1997 compared to the first six months of 1996. Operating income from continuing operations has grown an average of 15% per year since 1994 and 73% for the first six months of 1997 compared to the first six months of 1996.

                                    * * * *

    The Company is a Delaware corporation with its principal executive offices located at 2850 West Golf Road, Suite 405, Rolling Meadows, Illinois 60008, Telephone (847) 758-3880.

                                  THE OFFERING

Common Stock offered by:

        The Company..................................   2,000,000  shares (1)
        The Selling Stockholders.....................     610,000  shares
                                                       ----------
          Total......................................   2,610,000  shares
                                                       ----------
                                                       ----------

Common Stock to be outstanding after the Offering....  10,501,453  shares (1)(2)
Use of proceeds......................................   To repay indebtedness and for general
                                                              corporate purposes. See "Use of
                                                                                   Proceeds."
Nasdaq National Market symbol........................        MIDD

------------------------

(1) Does not include 391,500 shares which may be sold by the Company pursuant to the Underwriters' over-allotment option.

(2) Does not include 447,600 shares of Common Stock reserved for issuance upon exercise of outstanding stock options and warrants. Also does not include shares of Common Stock issuable in connection with the establishment of Middleby Japan Corporation ("Middleby Japan"), a subsidiary of the Company. See "Capitalization."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    SIX MONTHS ENDED
                                                        FISCAL YEAR ENDED(1)                     ----------------------
                                     ----------------------------------------------------------   JUNE 29,    JUNE 28,
                                        1992        1993        1994        1995        1996        1996        1997
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                                      (UNAUDITED)
INCOME STATEMENT DATA(2)(3)(4):
Net sales..........................  $   90,415  $   85,789  $   94,158  $  106,348  $  124,765  $   58,171  $   74,780
Gross profit.......................      28,868      23,288      28,564      32,507      37,435      17,096      23,288
Income (loss) from operations......       3,814        (246)      6,593       6,896       8,677       3,959       6,853
Earnings (loss) before income
  taxes(5).........................        (950)     14,682       2,849       2,605       4,472       1,828       4,535
Net earnings (loss) from continuing
  operations.......................  $   (1,281) $   14,411  $    2,235  $    2,745  $    3,083  $    1,167  $    2,973
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net earnings (loss) from continuing
  operations per share.............  $    (0.15) $     1.72  $     0.26  $     0.31  $     0.35  $     0.13  $     0.34
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Weighted average number of
  shares outstanding...............   8,320,000   8,369,000   8,434,000   8,678,000   8,666,000   8,707,000   8,758,000

OTHER DATA(2)(3)(4):
Domestic sales.....................  $   62,390  $   57,274  $   60,971  $   67,878  $   78,594  $   36,046  $   47,479
International sales................  $   28,025  $   28,515  $   33,187  $   38,470  $   46,171  $   22,125  $   27,301
International sales and
  distribution offices(6)..........           2           4           5           6           9           9          11

                                                                                         AS OF JUNE 28, 1997
                                                                                     ----------------------------
                                                                                       ACTUAL     AS ADJUSTED(7)
                                                                                     -----------  ---------------
                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
Working capital....................................................................  $    30,367   $      31,630
Total assets.......................................................................       93,892          95,155
Total debt.........................................................................       42,452          25,215
Stockholders' equity...............................................................       25,109          43,609

------------------------------

(1) The Company's fiscal year ends on the Saturday nearest to December 31.

(2) The summary consolidated financial and operating data exclude the Company's former subsidiary, Victory Refrigeration Company ("Victory"), which has been accounted for as a discontinued operation. Additionally, the Company has given retroactive effect to the change in accounting principle for the 1993 litigation settlement with Hussmann Corporation. See Notes 2(n) and 3 to the Consolidated Financial Statements.

(3) Results relating to the Company's former Seco Division are included for fiscal 1992 until its sale on August 21, 1992.

(4) Certain amounts in the prior years' financial data have been reclassified to be consistent with the fiscal 1996 presentation.

(5) In 1993, the Company settled a dispute with Hussmann Corporation related to the 1989 acquisition of the Foodservice Equipment Group which resulted in a gain of $18.4 million. See Note 2 to the Consolidated Financial Statements.

(6) As of period end.

(7) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock in the offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds."

                                  RISK FACTORS

    POTENTIAL PURCHASERS OF THE COMMON STOCK SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO PURCHASE THE COMMON STOCK OFFERED HEREBY.

QUARTERLY VARIATIONS IN OPERATING RESULTS

    Results of the Company's operations have fluctuated from quarter to quarter in the past, and may fluctuate significantly in the future. Such fluctuations may result from a variety of factors, including the timing of orders from major customers, the timing of new product introductions by the Company, its competitors or third parties, the loss of any of its significant customers or distributors, currency fluctuations, disruption in the supply of components for the Company's products, changes in product mix or capacity utilization, personnel changes, production delays or inefficiencies, seasonality and other factors affecting sales and results of operations. Quarterly fluctuations in results of operations may adversely affect the market price of the Common Stock. A substantial portion of the Company's sales for each quarter results from orders received during the same quarter. Consequently, the Company is dependent on obtaining new orders in a particular quarter to achieve its sales objectives for that quarter. Furthermore, the Company occasionally recognizes a significant portion of its sales in the last month of a quarter, with sales occasionally concentrated in the last weeks of a quarter. A substantial portion of the Company's operating expenses are primarily related to personnel, product development, marketing programs and facilities. The level of spending for such expenses cannot be adjusted quickly, and is based, in significant part, on the Company's expectations of future revenue. If actual revenue levels are below management's expectations, the Company's business, financial condition and results of operations may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY CUSTOMERS; CYCLICAL RISKS

    The Company's growth is strongly influenced by the growth of its key customers, many of which are large quick-service and full-service restaurant chains. The number of new store openings by these chains can vary from quarter to quarter depending on internal growth plans, construction, seasonality and other internal factors. If these chains were to conclude that the market for their type of restaurant had become saturated, they could open fewer restaurants. In addition, if there should be an economic downturn, key customers could both open fewer restaurants and defer purchases of new equipment for existing restaurants. Either of these conditions could have a material adverse effect on the Company's future results of operations. While no single customer accounts for more than 6% of net sales, the Company's top ten customers account for approximately 25% of total net sales. See "Business-- Customers."

INTERNATIONAL EXPOSURE

    For the 1994, 1995 and 1996 fiscal years, approximately 35%, 36% and 37%, respectively, of the Company's net sales were derived from sales to customers in foreign countries. The Company manufactures some of its products in the Philippines through its majority-owned subsidiary Middleby Philippines, the customers of which include Asian operations of major U.S. foodservice chains and hotels. The Company anticipates that international sales will continue to account for a significant portion of net sales in the foreseeable future. As a result, the Company will be subject to certain risks, including tariffs and other barriers, difficulty in staffing and managing foreign subsidiary operations, difficulty in managing distributors and resellers, adverse tax consequences, political and economic instability of governments, and difficulty in accounts receivable collection. The Company is also subject to the risks associated with the imposition of protective legislation and regulations, including those relating to import or export or otherwise resulting from trade or foreign policy. The Company cannot predict whether quotas, duties, taxes or other charges or restrictions will be implemented by the U.S. or any other country upon the import or export of the Company's products. There can be no assurance that any of these factors or the adoption of restrictive policies will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company denominates some sales by foreign subsidiaries in local currency, and an increase in the relative value of the dollar against such currencies would lead to a reduction in sales and earnings. Foreign currency exposures are not specifically hedged and there can be no assurance that the Company's future results of operations will not be adversely affected by currency fluctuations. The Company's international operations have been somewhat affected by the recent devaluation of Southeast Asian currencies and resulting financial market instability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

    The cooking and warming segment of the foodservice equipment industry is highly competitive and fragmented. Within a given product line, the industry remains fairly concentrated, with typically a small number of competitors accounting for the bulk of the line's industry-wide sales. Industry competition includes companies that manufacture a broad line of commercial foodservice equipment products and those that specialize in a particular product line. Some of the Company's competitors have greater financial and marketing resources and name recognition than the Company. In addition, some competitors have different pricing structures and may be able to deliver their products at lower prices. Although the Company believes that the performance and price characteristics of its products will provide competitive solutions for its customers' needs, there can be no assurance that its customers will choose the Company's products over products offered by competitors. Further, the market for the Company's products is characterized by changing technology and evolving industry standards. The Company is aware of other companies that are developing, and in some cases have introduced, new ovens based on high-speed heating methods and technologies. Accordingly, the Company's ability to compete successfully will depend, in large part, on its ability to enhance and improve its existing products, complete development of and introduce in a timely manner new products, and continue to improve operating efficiencies and reduce manufacturing costs. There can be no assurance that the Company will be able to compete successfully, that competitors will not develop technologies or products that render the Company's products obsolete or less marketable or that the Company will be able to successfully enhance or adapt its products, develop new products or reduce costs. See "Business--Competition."

DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS

    The Company's continued success and growth will depend upon its ability to improve and market existing products and to develop, obtain regulatory approval for and successfully market new products and product extensions. There can be no assurance that the Company's current level of research and development spending and scope will be adequate, or that the Company will successfully develop and market enhancements to its existing products or new products on a timely basis. From time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of new products will not cause customers to defer purchasing existing Company products. See "Business--Industry Overview."

POTENTIAL PRODUCTS LIABILITY; WARRANTY EXPENSE

    The Company is engaged in a business that could expose it to possible liability claims from others, including foodservice operators and their staffs, as well as from consumers, for personal injury or property damage due to alleged design or manufacturing defects in the Company's products. The Company maintains a general liability insurance policy (including products liability coverage) that is subject to a $1 million per occurrence limit with a $2 million aggregate limit and a $15 million umbrella liability insurance policy to cover claims in excess of the limits of its liability insurance. There can be no assurance, however, that the Company's insurance will be sufficient to cover potential claims or that an adequate level of coverage will be available in the future at reasonable cost. A partially insured or a completely uninsured successful claim against the Company could have a material adverse effect on the Company. In addition, the Company generally warrants its products to be free from defects in workmanship and materials for one year. These can be no assurance that future warranty expenses will not have an adverse effect on the Company. See "Business--Services and Product Warranty" and "--Legal Proceedings."

LOSS OF PROPRIETARY RIGHTS

    The Company's operating subsidiary, Middleby Marshall Inc. ("Middleby Marshall"), has an exclusive license from Patentsmith II, Inc. ("Patentsmith") to manufacture, use and sell Jetsweep air impingement ovens in the U.S. for certain commercial food applications. The Patentsmith license covers numerous patents, some of which extend beyond the year 2000. Middleby Marshall also holds an exclusive sublicense from Lincoln Foodservice Products, Inc. ("Lincoln"), a subsidiary of Welbilt Corporation, to manufacture, use and sell throughout the world, other than the U.S. and Japan, air impingement ovens for certain commercial food applications, and it holds a right of first refusal for a similar sublicense in Japan. The Patentsmith license and the Lincoln sublicense expire upon the expiration of the last patented improvement covered by the license. The loss of the Patentsmith license or the Lincoln sublicense could have a material adverse effect on the Company. See "Business--Licenses, Patents and Trademarks."

RISKS RELATING TO INTELLECTUAL PROPERTY

    The Company holds numerous patents covering technology and applications related to various products, equipment and systems, and numerous trademarks and trade names registered with the U.S. Patent and Trademark Office and in various foreign countries, including the names CTX, Middleby Marshall, Southbend, SteamMaster, Titan-Registered Trademark- and Toastmaster. There can be no assurance as to the breadth or degree of protection that existing or future patents or trademarks may afford the Company, that any pending patent applications will result in issued patents or that any pending trademark applications will result in registered trademarks, that the Company's patents, registered trademarks or patent or trademark applications, if any, will be upheld if challenged or that competitors will not develop similar or superior methods or products outside the protection of any patents issued, licensed or sublicensed to the Company. Although the Company believes that none of its patents, technologies, products or trademarks infringe upon the patents, technologies, products or trademarks of others, it is possible that its existing patent, trademark or other rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur. In the event that the Company's products are deemed to infringe upon the patent or proprietary rights of others, the Company could be required to modify the design of its products, change the name of its products or obtain a license for the use of certain technologies incorporated into its products. There can be no assurance that the Company would be able to do any of the foregoing in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do so could have a material adverse effect on the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent, registered trademark or other proprietary right, and, if the Company's products are deemed to infringe upon the patents, trademarks or other proprietary rights of others, the Company could become liable for damages, which could also have a material adverse effect on the Company. See "Business-- Licenses, Patents and Trademarks."

DEPENDENCE ON OUTSIDE SUPPLIERS

    The Company is dependent on outside suppliers to provide many of the raw materials and components used in the Company's products. Although substantially all of the components used in the Company's products are available from multiple sources, the Company may experience shortages in supply due to various factors, including increases in market demand for certain components that occur from time to time and the limited capacity of certain suppliers. Some component parts are obtained from sole sources of supply. The Company believes that the partial or complete loss of one or more of its suppliers is not likely to have a material long-term impact on its operations. Such a loss, however, could in the short-term result in significant production delays, require the Company to seek alternative sources of supply and increase its cost of goods sold and, therefore, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sources of Supply."

DEPENDENCE ON CERTAIN DISTRIBUTION AGREEMENTS

    The Company has the exclusive right to distribute products for other equipment manufacturers in various markets of the world pursuant to distributorship agreements that can be terminated by either party upon notice ranging from three to nine months. In addition, Middleby has the exclusive right to distribute the RoFry-Registered Trademark- oil-less fryer in North America, Mexico, Latin America and the Caribbean pursuant to a distributorship agreement that can be terminated on ten months notice by either party. No notice of termination has been given, but the termination of any of these agreements could have a disruptive effect on the Company's operations resulting in a material adverse effect on the Company's results of operations. See "Business--Business Divisions and Products."

DEPENDENCE ON KEY PERSONNEL

    The Company depends significantly on certain of its executive officers and certain other key personnel, many of whom could be difficult to replace. The incapacity, inability or unwillingness of certain of these people to perform their services may have a material adverse effect on the Company. There can be no assurance that the Company will be able to continue to attract, motivate and retain personnel with the skills and experience needed to successfully manage the Company's business and operations. See "Management."

ENVIRONMENTAL AND REGULATORY CONCERNS

    The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during manufacturing. Any failure by the Company to comply with present or future regulations could subject it to future liabilities or the suspension of production that could have a material adverse effect on the Company's results of operations. Such regulations could also restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other expenses to comply with such environmental regulations. Although the Company believes that it is in material compliance with current environmental rules and regulations, there can be no assurance that environmental laws and regulations will not become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. The Company's operations are subject to a variety of foreign, federal, state and local regulatory requirements, including environmental, waste management, health and safety matters. The cost to the Company of such compliance to date has not materially affected the Company's business, financial condition or results of operations. There can be no assurance, however, that violations will not occur in the future as a result of human error, equipment failure or other causes. The Company's customers are also subject to extensive regulations, including those related to workplace safety and food preparation for consumers. The Company cannot predict the nature, scope or effect of environmental legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by the Company and could adversely affect the Company's business, financial condition and results of operations.

CONCENTRATION OF OWNERSHIP

    The Company's executive officers and directors will beneficially own an aggregate of approximately 40.3% of the outstanding shares of Common Stock after this offering (approximately 38.9% if the Underwriters' over-allotment option is exercised in full). William F. Whitman, Jr., Chairman of the Board and a director of the Company, and Robert R. Henry, a director of the Company and a trustee of certain family trusts established by Mr. Whitman, will beneficially own approximately 17.6% and 15.4%, respectively, of the outstanding shares of Common Stock after this offering (approximately 17.0% and 14.8%, respectively, if the Underwriters' over-allotment is exercised in full). See "Principal and Selling Stockholders." As a result, these stockholders could exercise significant influence over most matters requiring approval by the Company's stockholders, including the election of the Company's directors. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

FACTORS INHIBITING TAKEOVERS

    Certain provisions of the Company's Certificate of Incorporation and Delaware law, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control of the Company or limit the price that certain investors might be willing to pay in the future for the Company's Common Stock. These provisions include the issuance, without further stockholder approval, of up to 2,000,000 shares of preferred stock with rights and preferences that could be senior to the Common Stock. The Company is also subject to Section 203 of the Delaware General Corporation Law, which may inhibit a change in control of the Company. See "Description of Capital Stock."

EXPOSURE IN CONNECTION WITH SALE OF VICTORY

    The Company has guaranteed to unrelated third parties approximately $800,000 of rent payable by Victory over the next twelve months. In addition, the Company holds a $400,000 note from Victory due to be paid to the Company over the next two years. Victory is a start-up company formed when the Company sold its former Victory subsidiary on January 23, 1997 to an investor group led by Victory management. A default by Victory on its rent or note obligations could have an adverse effect on the Company's earnings in the interim period such an event were to be reported.

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. The Company, its executive officers and directors and the Selling Stockholders, who in the aggregate will own 4,241,407 shares upon completion of the offering, have agreed that they will not directly or indirectly offer, sell or otherwise dispose of any shares of Common Stock, or other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock of the Company without the prior written consent of the Underwriters for a period of 120 days from the date of this Prospectus. These shares will be eligible for sale, subject to the limitations of SEC Rule 144, at the conclusion of the 120-day period. See "Underwriting."

VOLATILITY OF STOCK PRICE

    The price of the Company's Common Stock historically has experienced significant volatility due to fluctuations in the Company's revenue and earnings, the market's changing expectations for the Company's growth, overall equity market conditions and other factors related and unrelated to the Company's operations. These fluctuations are expected to continue. In addition, the overall equity markets have experienced extreme price volatility in recent years, which has had a substantial effect on the market price for securities issued by many companies in similar industries, often for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the price of the Company's Common Stock. See "Price Range of Common Stock."

                                USE OF PROCEEDS

    Net proceeds from the sale of the Common Stock offered by the Company will be approximately $18.5 million ($22.2 million if the Underwriters exercise their over-allotment option in full). The Company expects to use the net proceeds from this offering to pay down its revolving line of credit under the Company's senior secured credit facility. The remaining proceeds, if any, will be used for general corporate purposes. As of June 28, 1997, the outstanding balance under this facility totaled $23.0 million, consisting of term loans of $5.8 million and a revolving line of credit of $17.2 million. Amounts outstanding under this credit facility accrue interest at floating rates of 2.0% above the London Interbank Offered Rate (approximately 7.9% per annum at June 28, 1997) or 0.5% above the bank's reference rate (approximately 9.0% at June 28, 1997), at the Company's option. This credit facility matures no later than January 2000. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          PRICE RANGE OF COMMON STOCK

    On November 28, 1995, the Company's Common Stock was admitted for trading on the Nasdaq National Market System under the symbol "MIDD". Prior to that date, the Company's Common Stock had been listed on the American Stock Exchange under the symbol "MBY". The following table sets forth, for the periods indicated, the high and low closing sale prices per share of Common Stock, as reported by the American Stock Exchange prior to November 28, 1995, and as reported by the Nasdaq National Market System on and after November 28, 1995.

                                                                     CLOSING SHARE PRICE
                                                                     --------------------
                                                                       HIGH        LOW
                                                                     ---------  ---------
FISCAL 1995
First quarter......................................................  $   6.750  $   3.875
Second quarter.....................................................      8.750      5.250
Third quarter......................................................      8.125      5.375
Fourth quarter.....................................................      9.750      5.375
FISCAL 1996
First quarter......................................................      8.625      7.000
Second quarter.....................................................     13.938      7.375
Third quarter......................................................      8.000      5.750
Fourth quarter.....................................................      6.750      4.750
FISCAL 1997
First quarter......................................................      8.625      6.125
Second quarter.....................................................     10.125      7.125
Third quarter......................................................     10.000      8.625
Fourth quarter (through October 29, 1997)..........................     11.875      9.750

    The last reported closing sale price for the Common Stock on the Nasdaq National Market System on October 29, 1997 was $10.50 per share. As of June 28, 1997, the Company estimates there were approximately 2,500 beneficial owners of the Company's Common Stock.

                                DIVIDEND POLICY

    The Company has not declared or paid cash dividends on its capital stock since 1991. In addition, the Company's current financing agreements restrict the Company's ability to pay dividends. See Note 4 to the Consolidated Financial Statements.

                                 CAPITALIZATION

    The following table sets forth as of June 28, 1997 (i) the unaudited consolidated capitalization of the Company and (ii) the unaudited consolidated capitalization of the Company as adjusted for the sale by the Company of 2,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom as described in "Use of Proceeds," as if these transactions had occurred on June 28, 1997. This table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                                                     AS OF JUNE 28, 1997
                                                                                ------------------------------
                                                                                    ACTUAL       AS ADJUSTED
                                                                                --------------  --------------
                                                                                    (DOLLARS IN THOUSANDS)
                                                                                         (UNAUDITED)

Current maturities of long-term debt..........................................  $        2,786  $        2,786
                                                                                --------------  --------------
                                                                                --------------  --------------
Long-term debt:
  Senior secured credit facility:
    Revolving credit line.....................................................  $       17,237  $           --
    Term loans................................................................           3,141           3,141
  Senior secured note.........................................................          15,000          15,000
  Philippines subsidiary credit facility:
    Revolving credit line.....................................................           2,548           2,548
    Term loan.................................................................           1,700           1,700
  Other.......................................................................              40              40
                                                                                --------------  --------------
    Total long-term debt......................................................          39,666          22,429
                                                                                --------------  --------------
Minority interest and other non-current liabilities...........................           2,554           2,554
                                                                                --------------  --------------
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares authorized, no shares
    issued and outstanding, no shares issued and outstanding as adjusted......              --              --
  Common stock, $.01 par value; 20,000,000 shares authorized, 8,501,453 shares issued and outstanding, 10,501,453 shares issued and outstanding as
    adjusted(1)...............................................................              85             105
  Paid-in capital.............................................................          28,350          46,830
  Cumulative translation adjustment...........................................            (176)           (176)
  Accumulated deficit.........................................................          (3,150)         (3,150)
                                                                                --------------  --------------
    Total stockholders' equity................................................          25,109          43,609
                                                                                --------------  --------------
      Total capitalization....................................................  $       67,329  $       68,592
                                                                                --------------  --------------
                                                                                --------------  --------------

------------------------

(1) Based on the number of shares of Common Stock outstanding as of June 28, 1997. Excludes 250,000 shares subject to the exercise of outstanding warrants and 197,600 shares subject to the exercise of outstanding stock options. Also excludes shares of Common Stock issuable in two installments on March 1, 1998 and March 1, 1999 in connection with the establishment of Middleby Japan. Each such installment will consist of shares having a market value of $170,000, but in no event will either such installment be more than 34,451 shares.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following consolidated statement of income and balance sheet data for each of the 1992, 1993, 1994, 1995 and 1996 fiscal years have been derived from the Company's audited Consolidated Financial Statements. The consolidated statement of income and balance sheet data for the six months ended June 29, 1996 and June 28, 1997 have been derived from the Company's unaudited financial statements which have been prepared on the same basis as the audited Consolidated Financial Statements and in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. This data should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                                SIX MONTHS ENDED
                                                    FISCAL YEAR ENDED(1)                     ----------------------
                                 ----------------------------------------------------------   JUNE 29,    JUNE 28,
                                    1992        1993        1994        1995        1996        1996        1997
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                                  (UNAUDITED)
INCOME STATEMENT DATA(2)(3)(4):
Net sales......................  $   90,415  $   85,789  $   94,158  $  106,348  $  124,765  $   58,171  $   74,780
Cost of sales..................      61,547      62,501      65,594      73,841      87,330      41,075      51,492
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
Gross profit...................      28,868      23,288      28,564      32,507      37,435      17,096      23,288
Selling and distribution
  expenses.....................      14,868      13,004      13,398      15,385      18,319       8,482      10,716
General and administrative
  expenses.....................      10,186      10,530       8,573       9,326      10,439       4,655       5,719
Provision for product line
  discontinuance...............          --          --          --         900          --          --          --
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Income (loss) from
    operations.................       3,814        (246)      6,593       6,896       8,677       3,959       6,853
Interest expense and deferred
  financing amortization,
  net..........................       4,876       3,947       3,262       4,327       4,351       2,136       2,338
Other (income) expense, net....        (112)       (473)        482         (36)       (146)         (5)        (20)
Unusual (income) item(5).......          --     (18,402)         --          --          --          --          --
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Earnings (loss) before income
    taxes......................        (950)     14,682       2,849       2,605       4,472       1,828       4,535
Provision (benefit) for income
  taxes........................         331         271         614        (140)      1,389         661       1,562
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Net earnings (loss) from
      continuing operations....      (1,281)     14,411       2,235       2,745       3,083       1,167       2,973
Discontinued operations, net of
  income tax:
  (Loss) earnings from
    discontinued operations....        (613)       (147)        505         419        (744)       (512)         --
  Loss on disposal including
    operating losses during the
    phase out period...........          --          --          --          --      (1,866)         --        (564)
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Net earnings (loss)........  $   (1,894) $   14,264  $    2,740  $    3,164  $      473  $      655  $    2,409
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net earnings (loss) per common
  share:
    Continuing operations......  $    (0.15) $     1.72  $     0.26  $     0.31  $     0.35  $     0.13  $     0.34
    Discontinued operations....       (0.07)      (0.02)       0.06        0.05       (0.30)      (0.05)      (0.06)
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Net earnings (loss) per
      common share.............  $    (0.22) $     1.70  $     0.32  $     0.36  $     0.05  $     0.08  $     0.28
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
Weighted average number of
  shares outstanding...........   8,320,000   8,369,000   8,434,000   8,678,000   8,666,000   8,707,000   8,758,000
BALANCE SHEET DATA(2)(4):
Working capital................  $   21,835  $   22,307  $   23,254  $   28,746  $   25,046  $   35,338  $   30,367
Total assets...................      76,148      73,394      76,700      85,231      85,968      94,305      93,892
Total debt.....................      59,545      47,401      44,472      43,028      41,268      50,023      42,452
Stockholders' equity...........      (3,823)     10,100      14,657      21,758      22,450      22,804      25,109

------------------------------
(1) The Company's fiscal year ends on the Saturday nearest to December 31.

(2) The above selected consolidated financial data excludes the Company's former Victory subsidiary which has been accounted for as a discontinued operation. Additionally, the Company has given retroactive effect to the change in accounting principle for the 1993 litigation settlement with Hussmann Corporation. See Notes 2(n) and 3 to the Consolidated Financial Statements.

(3) Results relating to the Company's former Seco Division are included for fiscal 1992 until its sale on August 21, 1992.

(4) Certain amounts in the prior years' financial data have been reclassified to be consistent with the fiscal 1996 presentation.

(5) In 1993, the Company settled a dispute with Hussmann Corporation related to the 1989 acquisition of the Foodservice Equipment Group which resulted in a gain of $18.4 million. See Note 2 to the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The foodservice equipment industry has experienced moderate growth over the past few years, with the domestic market expected to grow by 6.5% in 1997. The industry has also been highly competitive. During the past several years, the Company has grown faster than the industry average due to its alignment with fast growing restaurant chains, emphasis on new product development and expansion of its international distribution and service capabilities. The Company has derived approximately 88%, 81% and 79% of total net sales from the sale of Company manufactured products for fiscal years 1994, 1995 and 1996, respectively. The remaining net sales were derived from the distribution of non-manufactured products primarily into international markets by Asbury, the Company's international distribution subsidiary. International sales as a percentage of total sales were 35%, 36% and 37% in fiscal years 1994, 1995 and 1996, respectively.

    Since 1994, Middleby has increased net sales by an average of over 15% per year. This trend accelerated during the six-month period ended June 28, 1997, as the Company increased net sales by 29% over the same period in 1996. Continued growth in net sales and earnings will be dependent upon several factors, including the pace of international expansion by major quick-service chains, timely development and market acceptance of new products and general economic conditions. See "Risk Factors--International Exposure."

    The Company's business can be affected by short-term cycles related to the timing of orders from major restaurant chains or the timing of large international projects, such as hotels and resorts. See "Risk Factors--Quarterly Variations in Operating Results." The Company's cooking and warming equipment divisions ship directly from stock or assemble to order, with a typical lead time of one to four weeks, with the majority of orders received and shipped in the same quarter. Large international projects requiring consolidation of multiple factory orders and other project management services result in many orders shipping in quarters subsequent to the quarter in which the order was received. Revenue is recognized upon shipment.

    During the past few years, the Company has established several additional international sales and distribution offices to significantly improve its ability to support the growth of foodservice chains in international markets and improve its total store package ("TSP") capabilities. These offices typically require nine to twelve months before they achieve breakeven results and generally experience significant growth rates during their first few years thereafter. As the Asbury business matures, management expects operating results to become more consistent. In early 1996, the Company opened a new manufacturing facility in the Philippines to meet expanding demand for its kitchen fabrication products and specialty equipment in the Asian, Pacific Rim and Middle Eastern regions. Revenues of this business grew 46% in 1996 and 36% in the first six months of 1997, and the Company expects significant growth opportunities for this division during the foreseeable future.

    Middleby has invested in state-of-the-art computer-aided design ("CAD") systems and engineering resources to enhance its ability to bring innovative products to market with shorter development cycle times. In addition, Middleby has invested, and will continue to invest, in equipment and facilities to reduce product costs and improve manufacturing flexibility. During late 1996, the Company began implementing an enterprise-wide resource planning (ERP) system to replace its manufacturing, planning, financial and information systems. This program should enable the Company to reduce product costs and leverage operating expenses.

    The Company operates through the following principal business divisions: conveyor oven equipment (Middleby Marshall and CTX), counterline cooking equipment and specialty products (Toastmaster and various distribution products), core cooking equipment (Southbend and SteamMaster), international specialty equipment (Middleby Philippines) and international distribution (Asbury). The following table provides a summary of net sales of the Company's principal business divisions for the periods presented:

                               NET SALES SUMMARY
                             (DOLLARS IN THOUSANDS)

                                            FISCAL YEAR ENDED(1)                                     SIX MONTHS ENDED
                      ----------------------------------------------------------------  ------------------------------------------
                              1994                  1995                  1996             JUNE 29, 1996         JUNE 28, 1997
                      --------------------  --------------------  --------------------  --------------------  --------------------
                        SALES     PERCENT     SALES     PERCENT     SALES     PERCENT     SALES     PERCENT     SALES     PERCENT
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
BUSINESS DIVISIONS
Conveyor oven
 equipment..........  $  34,285     36.4 %  $  39,443     37.1 %  $  41,216     33.0 %  $  18,491     31.8 %  $  29,437     39.4 %
Counterline cooking
 equipment and
 specialty
 products...........     14,061       15.0     17,186       16.1     19,635       15.8      9,881       17.0     10,428       13.9
Core cooking
 equipment..........     26,012       27.6     24,023       22.6     29,617       23.7     13,867       23.8     16,005       21.4
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  TOTAL COOKING AND
    WARMING
    EQUIPMENT
    DIVISIONS.......     74,358       79.0     80,652       75.8     90,468       72.5     42,239       72.6     55,870       74.7
International
 specialty
 equipment..........      3,846        4.1      4,487        4.2      6,552        5.3      2,740        4.7      3,739        5.0
International
 distribution(2)....     28,648       30.4     33,592       31.6     39,722       31.8     19,280       33.1     23,672       31.7
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  TOTAL
    INTERNATIONAL
    DIVISIONS.......     32,494       34.5     38,079       35.8     46,274       37.1     22,020       37.8     27,411       36.7
Intercompany
 sales(3)...........    (13,539)    (14.4)    (13,095)    (12.3)    (13,394)    (10.7)     (6,991)    (12.0)     (8,501)    (11.4)
Other...............        845        0.9        712        0.7      1,417        1.1        903        1.6         --         --
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  TOTAL.............  $  94,158    100.0 %  $ 106,348    100.0 %  $ 124,765    100.0 %  $  58,171    100.0 %  $  74,780    100.0 %
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

------------------------------

(1) The Company's fiscal year ends on the Saturday nearest to December 31.

(2) Consists of sales of products manufactured by Middleby and products manufactured by third parties.

(3) Consists of sales to the Company's international distribution division from the Company's other business divisions.

RESULTS OF OPERATIONS

    The following table sets forth certain consolidated statement of income items as a percentage of net sales for the periods presented:

                                                                                               SIX MONTHS ENDED
                                                                 FISCAL YEAR ENDED(1)        --------------------
                                                            -------------------------------  JUNE 29,   JUNE 28,
                                                              1994       1995       1996       1996       1997
                                                            ---------  ---------  ---------  ---------  ---------
Net sales.................................................     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales.............................................       69.7       69.4       70.0       70.6       68.8
                                                            ---------  ---------  ---------  ---------  ---------
  Gross profit............................................       30.3       30.6       30.0       29.4       31.2
Selling, general and administrative expenses..............       23.3       23.2       23.0       22.6       22.0
Provision for product line discontinuance.................         --        0.9         --         --         --
                                                            ---------  ---------  ---------  ---------  ---------
  Income from operations..................................        7.0        6.5        7.0        6.8        9.2
Interest expense and deferred financing
  amortization, net.......................................        3.5        4.1        3.5        3.7        3.1
Other (income) expense, net...............................        0.5      (0.1)      (0.1)         --         --
                                                            ---------  ---------  ---------  ---------  ---------
  Earnings before income taxes............................        3.0        2.5        3.6        3.1        6.1
Provision (benefit) for income taxes......................        0.6      (0.1)        1.1        1.1        2.1
                                                            ---------  ---------  ---------  ---------  ---------
  Net earnings from continuing operations.................        2.4        2.6        2.5        2.0        4.0
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------

------------------------------

(1) The Company's fiscal year ends on the Saturday nearest to December 31.

SIX MONTHS ENDED JUNE 28, 1997 COMPARED TO SIX MONTHS ENDED JUNE 29, 1996

    NET SALES. Net sales in the six-month period ended June 28, 1997 increased $16.6 million or 29% to $74.8 million as compared to $58.2 million in the six-month period ended June 29, 1996, reflecting higher unit volume in the Company's cooking and warming equipment divisions and international divisions.

    Sales of the Company's cooking and warming equipment divisions increased 32% for the six-month period ended June 28, 1997, led by a 59% increase in sales of the conveyor oven equipment division. This period included increased sales to a major restaurant chain, primarily during the second quarter, to support the introduction of a new product, including $4.5 million of equipment upgrade parts and field service work to improve existing equipment within their system. Orders from this restaurant chain are expected to lessen in the third quarter. Sales of the core cooking equipment division increased 15% in this six-month period due primarily to continued market share penetration and new products. Sales of the counterline cooking equipment and specialty products division increased 6% in this six-month period, even though sales in the prior year period included a large equipment roll-out to an international chain.

    Sales of the international divisions represented 37% of total sales in the six-month period and increased 24% as compared to the prior year period. Sales of the Company's international specialty equipment division increased 36% in the six-month period, reflecting the increase in production capacity since the opening of the new Philippines factory in mid-1996. Sales of the Company's international distribution division increased 23% in this six-month period, primarily due to the Company's sales and distribution offices established over the past three years.

    GROSS PROFIT. Gross profit increased $6.2 million or 36% in the six-month period to $23.3 million as compared to $17.1 million in the prior year period. As a percentage of net sales, gross profit margin increased 1.8% to 31.2% from 29.4%, which was attributable to higher sales levels, increased capacity utilization, improved manufacturing efficiencies and favorable product mix.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $3.3 million or 25% in the six-month period to $16.4 million as compared to $13.1 million in the prior year period. The increase was primarily due to variable costs associated with the higher sales volume and the expansion of the Company's international sales and service capabilities, including the establishment of sales and distribution offices in Taiwan, Korea, Japan and Mexico during the past twelve months. As a percentage of net sales, selling, general and administrative expenses decreased to 22.0% from 22.6% as expenses were leveraged over higher volume.

    INCOME FROM OPERATIONS. Income from operations increased $2.9 million or 73% to $6.9 million for the six-month period ended June 28, 1997 from $4.0 million in the prior year period. The improvement in income from operations was primarily attributable to higher sales volumes.

    INTEREST EXPENSE AND DEFERRED FINANCING AMORTIZATION. Interest expense and deferred financing amortization for the six-month period ended June 28, 1997 increased 9% to $2.3 million as compared to $2.1 million in the prior year period. The increase was due to a higher average outstanding debt balance to support working capital needs related to the higher sales level.

    INCOME TAXES. The Company recorded a net tax provision of $1.6 million for the six-month period ended June 28, 1997 as compared to a net tax provision of $0.7 million in the prior year period. There were no tax benefits due to net operating loss ("NOL") utilization or valuation allowance reductions recorded in either six-month period, as it has been the Company's policy to evaluate and adjust the valuation allowances in conjunction with the annual budgeting process.

    NET EARNINGS. For the six-month period ended June 28, 1997, the Company recorded net earnings from continuing operations of $3.0 million as compared to $1.2 million in the prior year period. The Company recorded an additional estimated loss on disposal of discontinued operations of $0.6 million, net of tax, during the second fiscal quarter of 1997. During the prior year six-month period, the Company recorded net losses from discontinued operations of $0.5 million. For the six-month period ended June 28, 1997, the Company recorded net earnings of $2.4 million compared to $0.7 million in the prior year period.

FISCAL YEAR ENDED DECEMBER 28, 1996 COMPARED TO FISCAL YEAR ENDED DECEMBER 30,
  1995

    NET SALES. Net sales in fiscal 1996 increased $18.5 million or 17% to $124.8 million as compared to $106.3 million in fiscal 1995, reflecting unit volume increases.

    Sales of the cooking and warming equipment divisions increased 12%, led by a 23% sales increase of the core cooking equipment division due to market share penetration and the introduction of new products. Sales of the conveyor oven equipment division increased 4% over the prior year. During the first half of 1996, certain international pizza chains slowed new store development, primarily in Europe. Sales of the counterline cooking equipment and specialty products division increased 14% primarily due to a large international chain equipment roll-out and increased sales of conveyor toasters to McDonald's.

    Sales of the international divisions represented 37% of total sales in 1996 and increased 22% over the prior year. Sales of the Company's international specialty equipment division increased 46% over the prior year. During 1996, the division completed construction of a new 54,000 square foot facility in the Philippines. The sales gain reflects increased production capacity as the year progressed. Sales of the Company's international distribution division increased 18% over the prior year, reflecting increased sales activity at the Company's new sales and distribution offices.

    GROSS PROFIT. Gross profit increased $4.9 million or 15% to $37.4 million in fiscal 1996 as compared to $32.5 million in fiscal 1995. As a percentage of net sales, gross profit declined to 30.0% in 1996 as compared to 30.6% in 1995. The decline in gross profit margin was attributable to expenses of a trial direct service program that was initiated in late 1995 and terminated during the fourth quarter of 1996 and start-up costs associated with the Company's new Philippines manufacturing facility.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $4.1 million or 16% to $28.8 million in fiscal 1996 from $24.7 million in fiscal 1995, largely due to the increased sales, additional support for the Company's expanding international operations and costs associated with dealer promotional programs. As a percentage of net sales, expenses decreased to 23.0% from 23.2% in fiscal 1995.

    INCOME FROM OPERATIONS. Income from operations increased $1.8 million or 26% to $8.7 million in fiscal 1996 from $6.9 million in fiscal 1995, primarily due to higher sales volumes.

    INTEREST EXPENSE AND DEFERRED FINANCING AMORTIZATION. Interest expense and deferred financing amortization increased 0.6% to $4.4 million in fiscal 1996 from $4.3 million in fiscal 1995. Stable interest rates and average outstanding debt balances contributed to the consistent expense amount.

    INCOME TAXES. The Company recorded a net tax provision of $1.4 million in fiscal 1996 as compared to a net tax benefit of $0.1 million in fiscal 1995. The tax provision included a benefit of $0.9 million related to NOL utilization and valuation allowance reductions as compared to a benefit of $1.7 million recorded in fiscal 1995.

    NET EARNINGS. Net earnings from continuing operations increased to $3.1 million in fiscal 1996 from $2.7 million in fiscal 1995. During fiscal 1996, the Company recorded losses from discontinued operations of $0.7 million and an estimated loss on disposal of these operations of $1.9 million, net of tax. Net earnings were $0.5 million in fiscal 1996 as compared to $3.2 million in fiscal 1995.

FISCAL YEAR ENDED DECEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 31,
  1994

    NET SALES. Net sales in fiscal 1995 increased $12.1 million or 13% to $106.3 million as compared to $94.2 million in fiscal 1994.

    Sales of the Company's cooking and warming equipment divisions increased 9% in fiscal 1995, led by a 15% sales increase in the conveyor oven equipment division, largely due to the successful introduction of an extra-wide belt conveyor oven and the continued acceptance of conveyor oven cooking technology by non-pizza chain customers. Sales of the counterline cooking equipment and specialty products division increased 22% over the prior year, as the division began distributing Rational-Registered Trademark- combi-steamers during fiscal 1995, which accounted for net sales of $2.7 million. Sales of the core cooking equipment division decreased 8%.

    Sales of the international divisions represented 36% of total sales in fiscal 1995 and increased 17% over the prior year. Sales of the Company's international specialty equipment division increased 17% over the prior year resulting from a higher number of kitchen equipment packages sold to McDonald's in Asia and the Pacific Rim.

    GROSS PROFIT. Gross profit increased $3.9 million or 14% to $32.5 million in fiscal 1995 as compared to $28.6 million in fiscal 1994. As a percentage of net sales, gross profit increased 0.3% to 30.6% from 30.3%. The increase in gross profit margin resulted from higher sales volume, product mix, reduced operating costs and improved margins on products distributed internationally.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $2.7 million or 12% to $24.7 million in fiscal 1995 from $22.0 million in fiscal 1994 due to marketing expenses associated with the Rational combi-steamers, expenses for a trial direct service program which began in late 1995, increased promotional expenses and higher commissions due to increased sales. As a percentage of net sales, expenses decreased to 23.2% from 23.3% in fiscal 1994.

    INCOME FROM OPERATIONS. Income from operations, including a $0.9 million provision for the discontinuance of a product line, increased $0.3 million or 5% to $6.9 million in fiscal 1995 as compared to $6.6 million in fiscal 1994. See
Note 6 to the Consolidated Financial Statements. Excluding the provision for the discontinued product line, income from operations increased $1.2 million or 18%, primarily due to increased sales and gross profit improvement.

    INTEREST EXPENSE AND DEFERRED FINANCING AMORTIZATION. Interest expense and deferred financing amortization increased $1.0 million or 33% to $4.3 million in fiscal 1995 as compared to $3.3 million in fiscal 1994, primarily as a result of higher interest rates and deferred financing costs associated with the Company's January 1995 refinancing.

    INCOME TAXES. The Company recorded a net tax benefit of $0.1 million as compared to a tax provision of $0.6 million in the prior year. The net tax benefit included a credit of $1.7 million related to NOL utilization and valuation allowance reductions, reflecting management's increased confidence in the utilization of NOL carry-forwards.

    NET EARNINGS. Net earnings from continuing operations increased to $2.7 million in fiscal 1995 from $2.2 million in fiscal 1994. During fiscal 1995, the Company recorded income from discontinued operations of $0.4 million compared to $0.5 million in fiscal 1994. Net earnings increased to $3.2 million in fiscal 1995 from $2.7 million in fiscal 1994.

FINANCIAL CONDITION AND LIQUIDITY

    For the six months ended June 28, 1997, net cash provided by operating activities before changes in assets and liabilities was $5.9 million, as compared to $3.0 million for the six months ended June 29, 1996. Net cash used by continuing operating activities after changes in assets and liabilities was $1.9 million as compared to net cash used of $4.9 million in the prior year-to-date period. Accounts receivable increased $6.5 million and inventories increased $3.7 million. The increase in accounts receivable was largely due to the sales increase, particularly in the second quarter. Inventories increased to support the expanding sales level and the increased number of international distribution locations. These increases were partially offset by increased accounts payable and other liabilities of $3.4 million.

    During the first six months of 1997, the Company increased overall outstanding debt by $1.2 million under various facilities. During this period, the Company increased borrowings under the senior secured revolving credit line by $2.7 million, repaid $2.6 million on the senior secured term loans and increased borrowings under the Philippines subsidiary's credit facility by $1.1 million.

    In January 1995, the Company's subsidiaries consummated a $57.5 million financing package to replace existing bank debt of $44 million and provide working capital for future growth. The financing includes a $42.5 million senior secured credit facility from a group of lenders led by an affiliate of a major international bank and a $15 million senior secured note placement with a major insurance company. The credit facility includes a $15 million five-year term loan, a $25 million revolving credit line and a $2.5 million capital expenditure term loan facility renewable annually. The senior secured notes have an eight-year term with payments beginning in the sixth year and bear interest at 10.99%. As of June 28, 1997, there was $17.2 million outstanding under the Company's revolving credit line which had $23.4 million of total borrowing availability. The Company has executed letters of credit of $1.0 million against this facility, leaving an available line of credit of $5.2 million as of June 28, 1997.

    Management believes that with the net proceeds from this offering, the Company will have sufficient financial resources available to meet its anticipated requirements for working capital needs, capital expenditures and debt amortization for the foreseeable future.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In February 1997, Financial Accounting Standard No. 128 "Earnings Per Share" ("FAS 128") was issued. FAS 128 specifies modifications to the calculation of earnings per share from that currently used by the Company. Under FAS 128, "basic earnings per share" will be calculated based upon the weighted average number of shares actually outstanding, and "diluted earnings per share" will be calculated based upon the weighted average number of common shares outstanding and other potential common shares if they are dilutive. FAS 128 will be adopted for the Company's fiscal 1997 year and all prior periods will be restated. The adoption of FAS 128 will not change reported earnings per share for the 1996, 1995, or 1994 fiscal years.

    In June 1997, Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131") was issued. This statement establishes standards for reporting financial and descriptive information about operating segments. Under FAS 131, information pertaining to the Company's operating segments will be reported on the basis that is used internally for evaluating segment performance and making resource allocation determinations. FAS 131 will be adopted during the Company's 1998 fiscal year and required disclosures will be presented for each year included in the related consolidated financial statements.

FORWARD-LOOKING STATEMENTS

    This Prospectus, particularly the Sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains certain forward-looking statements and other statements that are not historical facts concerning, among other things, market conditions of the foodservice and foodservice equipment industries and the Company's strategies for growth and expansion. These statements are highly dependent upon a variety of important factors that could cause such results or events to differ materially from any forward-looking statements deemed to have been made in the Prospectus. These factors include, but are not limited to, changing market conditions, the availability and cost of raw materials, the impact of competitive products and pricing, the timely development and market acceptance of the Company's products, foreign exchange and political risks affecting international sales and other risks detailed herein and from time-to-time in the Company's Securities and Exchange Commission filings. There can be no assurance that the Company has accurately identified and properly weighed all of the factors that affect market conditions and demand for the Company's products and services, that the public information on which the Company has relied is accurate or complete or that the Company's analysis of the market and demand for its products and services is correct and, as a result, that the strategy based on such analysis will be successful.

                                    BUSINESS

GENERAL

    The Company, through its operating subsidiary Middleby Marshall and its subsidiaries, is a leader in the design, manufacture, marketing and service of a broad line of cooking and warming equipment used in all types of foodservice operations, including quick-service restaurants, full-service restaurants, retail outlets, and hotels and other institutions. The Company's products include Middleby Marshall conveyor oven equipment, Toastmaster toasters and counterline cooking and warming equipment, Southbend ranges, convection ovens and heavy-duty cooking equipment, SteamMaster steam cooking equipment, CTX infra-red conveyor cooking equipment and Titan mixers. The Company is also a provider of integrated distribution and service capabilities in international markets. Major customers include leading quick-service chains such as Domino's, KFC, McDonald's, Papa John's, Pizza Hut, Schlotzsky's Deli and Wendy's, and full-service chains such as Brinker, Denny's, Landry's, Perkins Family Restaurants, Rainforest Cafe and Red Lobster.

    Founded in 1888 as a manufacturer of baking ovens, Middleby Marshall Oven Company was acquired in 1983 by TMC Industries Ltd., a publicly traded company that changed its name in 1985 to The Middleby Corporation. Throughout its history, the Company had been a leading innovator in the baking equipment industry and in the early 1980s positioned itself as a leading foodservice equipment manufacturer by introducing the conveyor oven that revolutionized the pizza market. In 1989, the Company became a broad line equipment manufacturer through the acquisition of the Foodservice Equipment Group of Hussmann Corporation, which included CTX, Southbend, SteamMaster and Toastmaster. The Company initiated its international distribution and service strategy in 1990 by acquiring a controlling interest in Asbury. In 1991, the Company established Middleby Philippines to provide custom kitchen fabrication and specialty cooking equipment to restaurant and hotel chains in the Asian, Pacific Rim and Middle Eastern markets.

    The Company has identified, as a major area of growth, the rapidly growing international markets targeted by restaurant and hotel chains. To capture this market, Middleby established its own export management company, set up master distribution in international markets and began to distribute complementary products of other American and European equipment manufacturers. As the first company in its industry to take these initiatives, Middleby has positioned itself as a preferred foodservice equipment supplier to major chains expanding globally. Middleby's international network enables it to offer a total store package ("TSP") of kitchen equipment to be delivered virtually anywhere in the world, installed and serviced by Middleby. The Company believes that its TSP program provides it with a competitive marketing advantage and will enable it to develop significant new international business. The Company has delivered and installed equipment in over 100 countries throughout the world.

INDUSTRY OVERVIEW

    The foodservice equipment industry provides equipment and services to operators in the commercial and institutional foodservice industry. The foodservice industry consists of four principal categories: (i) fast food or quick-service restaurants, including restaurants that primarily offer pizza,
(ii) full-service restaurants, including casual-theme restaurants, (iii) retail outlets, such as convenience stores, supermarkets and department stores and (iv) public and private institutions such as hotels, resorts, schools, hospitals, long-term care facilities, correctional facilities, stadiums, airports, corporate cafeterias, military facilities and government agencies. In 1996, the foodservice industry in the U.S. had sales of approximately $314 billion through over 740,000 outlets, making it the largest retail industry in the U.S. The international foodservice industry is estimated to have over $700 billion in annual sales.

    During the past several decades, growth in the U.S. foodservice industry has been driven primarily by population growth, economic growth and demographic changes, including the emergence of families with multiple wage-earners and growth in the number of higher-income households. These factors have led to a demand for convenience and speed in food preparation and consumption. Eating-out and carry-out continue to be on an upward trend in the U.S., although at a slower rate than during the 1970s and 1980s. The percentage of the U.S. consumer's total food dollar spent on meals prepared outside the home was approximately 52% in 1996, compared with approximately 45% in 1986, and is expected to increase during future periods.

    The quick-service restaurant segment is the fastest growing and largest category within the foodservice industry. In 1996, U.S. sales within the quick-service restaurant segment increased 3.6% to $105 billion, accounting for 33.2% of overall industry sales, while the full-service restaurant segment increased 2.9% to $96 billion, accounting for 30.6% of industry sales. These figures compare to 1987, when the quick-service restaurant segment sales were $57.6 billion, or 28.7% of overall industry sales, and full-service restaurant segment sales were $68 billion, or 33.9% of the overall industry.

    The foodservice equipment industry has grown in response to the primary growth factors of the foodservice industry. After high growth in the early- and mid-1980s, growth in the foodservice equipment industry entered a slow period from 1988 through 1991, due to a general decline in the worldwide economy and the maturation of the domestic foodservice industry. In 1992, the industry began to recover due to the development of new quick-service and casual-theme restaurant chain concepts, the expansion into nontraditional locations by quick-service restaurants and store equipment modernization. The international foodservice equipment industry is experiencing stronger growth than the U.S. market due to rapidly expanding international economies and increased opportunity for expansion by U.S. chains into developing regions.

    In 1996, the foodservice equipment industry in the U.S. had total sales of approximately $4.5 billion. The Company's manufactured products compete primarily in the cooking and warming equipment category, which had sales in the U.S. of approximately $1.1 billion in 1996 and is expected to grow 6.5% in 1997. Management believes that the broader international equipment market the Company serves had 1996 sales of approximately $10 billion, with expected annual growth of nearly twice the growth rate of the U.S. market.

    The Company believes that continuing growth in demand for foodservice equipment will result from (i) the development of new restaurant units, (ii) the expansion of U.S. chains into international markets and (iii) the replacement and upgrade of existing equipment.

RESTAURANT UNIT DEVELOPMENT

    While new construction of U.S. restaurant units has slowed since the late 1980s, the Company believes that the domestic foodservice industry will experience substantial growth in restaurant unit development primarily as a result of the emergence of new quick-service, casual-theme and home-meal replacement restaurant concepts and the expansion of quick-service chains into non-traditional sites.

    New chains such as Papa John's and Schlotzsky's Deli have experienced significant growth during the past several years and are expected to continue such growth for the foreseeable future. Papa John's, for example, has expanded from 110 units in 1991 to 1,160 units in 1996 and has announced plans to open over 300 units in 1997. Furthermore, new casual-theme and "eatertainment" restaurant concepts such as Rainforest Cafe and Planet Hollywood, along with home-meal replacement concepts such as Boston Market and Eatzi's, are in the early stages of their unit development program.

    As a result of high costs of construction and real estate, in addition to difficulties in finding attractive sites, major quick-service chains have been expanding into non-traditional locations. In an effort to bring food closer to the consumer, chain-branded kiosks are experiencing rapid growth in retail stores, sports stadiums, airports and college campuses. For example, retailers such as Wal-Mart and Home Depot have developed programs with branded foodservice chains, such as McDonald's and Wendy's.

INTERNATIONAL EXPANSION

    International expansion is a major driver of growth for U.S. restaurants, particularly quick-service chains. Aggressive expansion in international markets by these chains is driven by economic development in non-industrialized and industrializing nations, along with favorable operating economics for foodservice operators. The limited penetration of quick-service restaurants outside the U.S. provides these chains with opportunities for international expansion. The largest worldwide restaurant system, PepsiCo's Tricon Global Restaurants, Inc., which includes Pizza Hut, KFC and Taco Bell, had 11% annual growth in international units during the five-year period through 1996, compared to 6% annual growth in U.S. units, and today only 29% of its units are in international markets. McDonald's has announced that it plans to open over 2,000 new units per year, approximately two-thirds of which will be in international markets.

REPLACEMENT AND UPGRADE OF EXISTING EQUIPMENT

    Management believes that demand for foodservice equipment will accelerate during the next several years as restaurant chains begin to replace and upgrade equipment installed during the rapid expansion period of the 1970s and 1980s. Furthermore, the trend toward value pricing and discounting, coupled with increasing labor costs and a shortage of labor, have focused the foodservice industry's attention on productivity improvements to maintain profit margins. As a result, foodservice outlets are replacing existing equipment with new equipment that offers innovative technology, product flexibility, reduced food waste, and labor saving and space saving features. Management believes that restaurant chains have one paramount consideration in purchasing equipment: it must be able to produce consistent quality with high productivity using unskilled labor. Red Lobster, for example, has lowered its costs, improved its kitchen productivity and further improved food quality by converting to Middleby Marshall conveyor ovens. Additionally, Middleby's product offerings typically incorporate the latest energy and operating efficiencies. The Accumiser-Registered Trademark- griddle, for example, was recently named the most energy efficient commercial griddle ever tested by Pacific Gas and Electric, the largest utility company in the U.S. In addition, heightened concerns about E-coli bacteria contamination and other related food safety issues have caused foodservice operators, particularly chains, to review the condition of their cooking equipment more frequently. Management believes that these health and safety concerns provide increased sales opportunities for the Company's equipment.

    New menu items are constantly being introduced by foodservice chains to stimulate demand. These menu changes often require customized equipment or upgraded equipment to meet their requirements. For example, Middleby supplies a customized Toastmaster food warmer for Wendy's new pita sandwich.

BUSINESS STRATEGY

FOCUS ON MAJOR CHAIN RELATIONSHIPS

    The Company has been strengthening its existing relationships and developing new relationships with the major quick-service and casual-theme restaurant chains. These relationships are handled through an integrated effort by top-level executives and sales managers at the corporate and business division levels to best serve each customer's needs. A sales manager is dedicated to selected major chains to market the full range of the Company's products and services.

    Middleby's product development and engineering departments work closely with major customers to develop equipment to meet specialized needs and to satisfy global regulations and utility requirements. The Company has improved its manufacturing flexibility in order to meet the high unit demands of chains over an extended period of time. The Company's technology center at its Elgin, Illinois facility provides a state-of-the-art kitchen that enables customers to work with newly developed or prototype equipment. In addition, the Company supports over 40 demonstration centers, of which fifteen are located overseas. Many of the Company's customers utilize the technology center or the demonstration centers to hold training and demonstration meetings for their personnel or franchisees. The Company also provides executive chef assistance to its customers along with the hands-on support of over 200 sales representatives in the domestic market and fifteen sales managers in the international market. As an example of the success of its strategy, the Company designed a specific conveyor oven for Papa John's and was recently appointed exclusive provider of its cooking equipment.

DEVELOP INNOVATIVE EQUIPMENT SOLUTIONS

    The Company continuously seeks to improve the functionality and quality of its product offerings through its own development efforts and by licensing products and technologies that the Company believes have significant potential. Global expansion has accelerated the pace of change in the industry, causing the Company's customers, particularly restaurant chains, to demand greater equipment variations, value, service and responsiveness. The Company believes its technical expertise and resources satisfy the demanding requirements of an increasingly competitive global environment. Over 30 professionals support the Company's product development and engineering activities, including project engineers, CAD operators, laboratory technicians, model makers, and engineering documentation and systems support personnel. Cross-functional teams are utilized for all key development activities to speed the design concept to production and minimize corrections upon pilot production and market introduction. The Company has invested in state-of-the-art computer-aided design and manufacturing ("CAD/CAM") systems to streamline engineering operations and provide advanced capabilities for creative design and analysis.

    The Company has demonstrated product innovation and market responsiveness throughout its history. For example, within the last two years, the Company designed a specialized conveyor toaster for McDonald's McMuffin-Registered Trademark- breakfast sandwich and is now the sole supplier for this equipment. Additionally, the Accumiser griddle received the California Restaurant Association's 1997 award for innovation.

SUPPORT THE INTERNATIONAL EXPANSION OF MAJOR CHAINS

    The Company believes that its ability to support the international growth of restaurant chains and hotels through its worldwide sales and service networks is central to expanding its market position. The turnkey project management capabilities offered by Asbury provide a number of services to customers for which they would otherwise need to maintain internal expertise or source from multiple outside vendors. These services include export documentation, freight forwarding, equipment warehousing and consolidation, installation, warranty service and parts support. Management believes that the Company is uniquely positioned to provide integrated, comprehensive services to large restaurant and hotel chains seeking to expand globally.

    The Company has established distribution subsidiaries or sales offices in Canada, Mexico, Spain, France, Saudi Arabia, the Philippines, Taiwan, China, Indonesia, Japan and Korea, and intends to continue to expand in international markets. Sales managers and customer service representatives are based in the local foreign markets to provide customer service and technical support in the local language and time zone. Internationally, over 3,000 independent service technicians are trained in the installation and service of the Company's products and are supported by fifteen internationally-based service managers and thirteen factory-based technical service engineers. This infrastructure enables the Company to offer standardized total store equipment packages with local training and service support to customers seeking to expand internationally. During the past three years, over 35% of the Company's net sales have been in the international markets.

BUSINESS DIVISIONS AND PRODUCTS

    The Company operates through the following domestic business divisions: conveyor oven equipment (Middleby Marshall and CTX), counterline cooking equipment and specialty products (Toastmaster and various distribution products) and core cooking equipment (Southbend and SteamMaster). Additionally, the Company provides its products and services to the international marketplace through two operating subsidiaries: Asbury, a leading exporter and distributor of foodservice equipment in the global marketplace, and Middleby Philippines, one of the principal suppliers of commercial kitchen fabrication and specialty cooking equipment in the Asian, Pacific Rim and Middle Eastern markets.

CONVEYOR OVEN EQUIPMENT

    Principal product lines include conveyor ovens sold under the Middleby Marshall and CTX brand names. The Middleby Marshall product line is the world's conveyor cooking equipment leader. A brand of baking and cooking equipment since 1888, the Middleby Marshall name is renowned for quality and durability. Middleby Marshall ovens are used by a majority of the leading high-volume pizza chains and seafood chains, as well as by other restaurants and institutions. Middleby Marshall conveyor ovens utilize a patented process, Jet-Sweep air impingement, that forces heated air at high velocities through a system of nozzles above and below the food product which is placed on a moving conveyor belt. This process achieves faster baking times and greater consistency of bake than conventional ovens. The CTX line of conveyor ovens utilizes patented infra-red cooking and precision control technology for more specialized, lower volume applications than Middleby Marshall ovens. CTX conveyor ovens are sold to restaurants and pizza outlets and offer such additional features as a programmable time and temperature control as well as a self-cleaning function. Conveyor oven products range in price from approximately $5,000 to $30,000 per unit (or as much as $90,000 for a multiple unit system) and are predominately assembled to order and purchased directly by end-users (who order units customized for their operations) rather than through dealers.

COUNTERLINE COOKING EQUIPMENT AND SPECIALTY PRODUCTS

    Principal counterline cooking equipment product lines (predominately light-duty electric equipment) consist of Toastmaster counterline cooking and warming equipment, including toasters, hot food servers, foodwarmers, griddles, fryers, convection ovens, ranges and mixers. Toastmaster products feature energy saving and food safety technologies, such as those offered in the Accumiser griddle. Long in use by major restaurant chains, Toastmaster products have continuously evolved to fit each chain's particular needs. Toastmaster's hot food servers, for example, are found in nearly every KFC in the world. The Company also recently developed a conveyor toaster for McDonald's that has resulted in improved operating efficiencies and less food waste. Counterline cooking equipment products range in price from $300 to $10,000 per unit and are predominately purchased from stock by dealers.

    The Company does not produce consumer products under the Toastmaster name, as the rights to the Toastmaster brand name for consumer markets are owned by an unaffiliated company, Toastmaster, Inc.

    Additionally, the Company distributes certain specialty products under exclusive licenses. The Company has a distribution agreement with Rational GmbH, the inventor and world's leading manufacturer of combi-ovens, to distribute its products in North America. The combi-oven combines steam and hot air in one appliance providing the versatility to use steam, hot air, or both in combination to prepare food items. Also, the Company has a distribution agreement with a European manufacturer of rotisserie cooking and merchandising display equipment. In 1996, the Company entered into another arrangement with the same manufacturer to distribute the RoFry oil-less fryer on an exclusive basis in North and South America and on a non-exclusive basis in certain other parts of the world. RoFry's unique multi-stage cooking process allows the complete cooking of normally deep fried foods without any frying oil, resulting in significant cost savings to the operator and a healthier food product. Management believes RoFry could significantly impact the fryer equipment market and represents a substantial growth opportunity. Distribution products range in price from $1,000 to $15,000 per unit and are predominately purchased by dealers from stock.

CORE COOKING EQUIPMENT

    Principal product lines (mainly heavy-duty gas-fired equipment) include the Southbend product line of ranges, convection ovens, broilers, fryers and griddles. Many of the products in this division are made to specification for use by the professional chef or are offered as standardized equipment for general use in restaurants and institutions. Southbend is known for its innovative product features and premier cooking line. Its 40,000 BTU Pyromax-Registered Trademark- range doubled the industry standard for BTU's when it was introduced in 1996. Southbend's Marathoner Gold-Registered Trademark-convection oven is considered by many in the industry to be the best baking convection oven on the market today. This business division also offers a broad line of steam cooking equipment under the SteamMaster name. Core cooking equipment products range in price from $1,000 to $10,000 (or as much as $60,000 for a complete line-up of modular equipment) and are predominantly purchased by dealers on an order-by-order basis.

INTERNATIONAL SPECIALTY EQUIPMENT

    Middleby Philippines designs, engineers, manufactures and installs custom kitchen fabrication and speciality cooking equipment used primarily in conjunction with standard equipment manufactured in the U.S. to provide a complete kitchen installation. Principal products include serving stations, work tables, undercounter refrigeration systems, ventilation systems, cabinets and shelving. In 1992, Middleby Philippines was qualified as a supplier of kitchen fabrication to McDonald's. Customers are primarily Asian, Pacific Rim and Middle Eastern operations of major U.S. and international foodservice chains and hotels. Sales are primarily made on an order-by-order project basis. Middleby Philippines' operations were moved in April 1996 into a newly constructed 54,000 square foot facility outside of Manila. The Company owns 80% of Middleby Philippines, with the remaining 20% owned by O. Neal Asbury, Jr. See "Management."

INTERNATIONAL DISTRIBUTION

    The Company, through its Asbury subsidiary, provides integrated export management and distribution services. Asbury sells the Company's product lines and certain non-competing complementary product lines of other American and European manufacturers throughout the world (except for Canada, where the Company has a distribution operation, Escan). Asbury offers customers a complete package of kitchen equipment, delivered and installed in over 100 countries. For a local country distributor or dealer, Asbury provides centralized sourcing of a broad line of equipment with complete export management services, including export documentation, freight forwarding, equipment warehousing and consolidation, installation, warranty service and parts support. Asbury is headquartered in Miramar, Florida with Asian sales and administrative operations based in the Philippines. Asbury has sales offices or distribution centers in Mexico, Spain, France, Saudi Arabia, the Philippines, Taiwan, China, Indonesia, Japan and Korea. The Company owns 80% of Asbury, with the remaining 20% owned by
O. Neal Asbury, Jr. See "Management."

SERVICES AND PRODUCT WARRANTY

    The Company is an industry leader in equipment installation programs and after-sales support and service. The emphasis on global service increases the likelihood of repeat business and enhances Middleby's image as a partner and provider of quality products and services. It is critical to major foodservice chains that equipment providers be capable of supporting equipment on a worldwide basis.

    Middleby is unique in providing a one-year parts and labor warranty throughout the world. Domestic sales include a "no quibble" guarantee, which eliminates the premium charges customers normally pay on warranty work done on overtime or weekends. Since many restaurants are busiest during evenings and weekends, the Company provides customers in most major metropolitan areas a guaranteed two-hour response time in emergency situations and a 24-hour toll-free help-line staffed by factory technicians. Other unique services include on-site repair of portable equipment, which competitors typically require to be delivered to a service center. Many of Middleby's products include complimentary start-up and demonstration service. The Company also provides complete turnkey services whereby new equipment is shipped to an authorized service company, delivered to a job site and installed, with the old equipment removed.

    The Company's domestic service network consists of over 80 authorized service parts distributors and 2,500 independent certified technicians that have been formally trained and certified by the Company through its factory training school and on-site installation training programs. The service network is separate from the sales network to ensure that technicians remain focused on service issues rather than new business. Technicians work through service parts distributors, which are required to provide around-the-clock service via a toll-free paging number. The Company provides substantial technical support at each factory to the technicians in the field through thirteen factory-based technical service engineers. The Company has among the most stringent parts stocking requirements in the industry for these agencies, leading to an exceptionally high first call completion rate for service and warranty repairs.

    Middleby's international service network consists of distributors in over 100 countries with approximately 3,000 independent service technicians trained in the installation and service of the Company's products and supported by fifteen internationally-based service managers along with the factory-based technical service engineers. As with its domestic service network, the Company maintains stringent parts stocking requirements for its international distributors.

    The Company continuously strives to lower warranty costs through its quality control programs. Management believes its warranty cost of less than 2% of net sales is among the lowest in the industry for similar equipment. See "Business--Manufacturing and Quality Control."

MARKETING AND SALES

    Middleby's products and services are marketed in the U.S. and in over 100 countries through a combination of the Company's sales personnel and international marketing subsidiaries, together with an extensive network of independent dealers, distributors, consultants, sales representatives and agents. The Company's relationships with major restaurant chains are primarily handled through an integrated effort of top-level executive and sales management at the corporate and business division levels to best serve each customer's needs.

    Each of the Company's business divisions is responsible for the marketing of its products and services, under the direction of the division's President or General Manager, Sales Manager and supporting personnel. Each business division manages its own sales, promotion and marketing programs with coordination and support provided by corporate sales and marketing functions.

    Each business division distributes its products to independent end-users through a network of approximately 400 to 1,000 non-exclusive dealers nationwide, who are supported by over 200 manufacturers' marketing representatives. Between 1990 and 1995, the Company reduced its authorized dealers by approximately 50% to increase the importance of each dealer relationship.

    International sales are primarily made through Asbury's distribution network to independent local country stocking and servicing distributors and dealers and directly to major chains, hotels and other large end-users.

CUSTOMERS

    The Company's products are sold primarily through independent dealers and distributors to end-user customers, including quick-service restaurants, full-service restaurants, retail outlets such as supermarkets and convenience stores, and private and public institutions, such as hotels, resorts, schools, hospitals, long-term care facilities, correctional facilities, stadiums, airports, corporate cafeterias, military facilities and government agencies. Many of the dealers in the U.S. belong to buying groups that negotiate sales terms with the Company. Certain large restaurant and hotel chain customers have purchasing organizations that manage product procurement for their systems.

    Some of the Company's major customers include the following:

Quick-service             Chick-fil-A, Domino's, KFC, Kenny Rogers Roasters, McDonald's,
 restaurants:             Papa John's, Pizza Hut, Schlotzsky's Deli, Wendy's

Full-service              Applebee's, Brinker International (Chili's, Eatzi's, Macaroni
 restaurants:             Grill, On the Border), Denny's, Hard Rock Cafe, Landry's,
                          Morton's of Chicago, Perkins Family Restaurants, Planet
                          Hollywood, Rainforest Cafe, Red Lobster, TGI Friday's

Hotels:                   Hilton, Holiday Inn, Hyatt, Intercontinental, Marriott, MGM
                          Grand, New World, Shangri-La, Sheraton

Other:                    Carnival Cruise Lines, Hillhaven (health care facilities), New
                          York City Schools, Price Costco, Publix, Safeway, U.S. Government
                          Agencies and Departments, Wegman's

    The Company's ten largest customers accounted for approximately 25% of net sales in 1996, with no single customer accounting for more than 6% of 1996 net sales.

COMPETITION

    The cooking and warming segment of the foodservice equipment industry is highly competitive and fragmented. Within a given product line, the industry remains fairly concentrated, with typically a small number of competitors accounting for the bulk of the line's industry-wide sales. Industry competition includes companies that manufacture a broad line of products and those that specialize in a particular product line. Competition in the industry is based upon many factors, including brand recognition, product features and design, quality, price, delivery lead times, serviceability and after-sale service. The Company believes that its ability to compete depends on strong brand equity, exceptional product performance, short lead-time and timely delivery, competitive pricing, superior customer service support and its unique TSP capability. Management believes that the demand for its labor saving, multi-functional and energy efficient equipment will increase, driven by quick-service chains that face labor supply issues, space limitations and increasing operating costs. The Company also focuses on the user interface and serviceability factors of its equipment across global markets.

    In the international markets, the Company competes with U.S. manufacturers and numerous global and local competitors. Management believes that the Company's integrated international export management and distribution capabilities uniquely position it to provide value-added services to U.S. and internationally-based chains, as well as to local country distributors offering a complete line of kitchen equipment.

    The Company believes that it is among the largest multiple-line manufacturers of cooking and warming equipment in the U.S. and worldwide, although some of its competitors are units of operations that are larger than the Company and possess greater financial and personnel resources. Among the Company's major U.S. competitors are certain subsidiaries and divisions of Welbilt Corporation, a subsidiary of Berisford plc; G.S. Blodgett Corp. (which Maytag Corporation has announced its intent to purchase); Hobart Corporation and Vulcan-Hart Corporation, both subsidiaries of Premark International, Inc.; and Wells Manufacturing Company, a subsidiary of Specialty Equipment Companies, Inc. International-based competitors include Zanussi, a subsidiary of Electrolux AB, and Ali Group.

MANUFACTURING AND QUALITY CONTROL

    The Company operates two domestic and one international manufacturing facilities. The Company's conveyor oven and counterline cooking equipment products are manufactured in Elgin, Illinois and its core cooking equipment products are manufactured in Fuquay-Varina, North Carolina. Middleby's international fabrication and specialty cooking equipment operation is located in Laguna, the Philippines. Metal fabrication, finishing, sub-assembly and assembly operations are conducted at each manufacturing facility. Equipment installed at individual locations includes numerically controlled turret presses and machine centers, shears, press brakes, welding equipment, polishing equipment, CAD/CAM systems and product testing and quality assurance measurement devices. The Company's state-of-the-art CAD/CAM systems enable virtual electronic prototypes to be created, reviewed and refined before the first physical prototype is built. Detailed manufacturing drawings are quickly and accurately derived from the model and passed electronically to manufacturing for programming and optimal parts nesting on various numerically controlled punching cells. The Company believes that this integrated product development and manufacturing process is critical to assuring product performance, customer service and competitive pricing.

    Middleby uses sophisticated equipment and procedures to ensure the quality of its products. The Company also utilizes extensive internal programs for analyzing potential product failures and certifying vendors for continuous improvement. Every product manufactured or licensed by the Company is individually tested prior to shipment to ensure compliance with Company quality standards.

    The Company has implemented programs to reduce costs and improve operating efficiencies. In some cases, new capital equipment has been acquired to increase automation and productivity. Recently, Middleby began implementing a new, company-wide management information system (including an enterprise-wide resource planning system) that management believes should further improve operating results.

SOURCES OF SUPPLY

    The Company purchases raw materials and component parts from a number of suppliers. The majority of Middleby's material purchases are standard commodity-type materials, such as stainless steel, electrical controls and components, hardware and various components. These materials and parts generally are available in adequate quantities from numerous suppliers. Some component parts are obtained from sole sources of supply. In such instances, management believes it can substitute other suppliers as required. The majority of fabrication is done internally through the use of automated equipment. Certain equipment and accessories are manufactured by other suppliers for sale by the

Company. The Company believes it enjoys good relationships with its suppliers and considers its sources of supply to be adequate for present and anticipated future requirements.

EMPLOYEES AND LABOR RELATIONS

    As of June 28, 1997, the Company employed 1,065 persons. Of this amount, 375 were management, administrative, sales, engineering and supervisory personnel; 377 were hourly production non-union workers; and 313 were hourly production union members. Included in these totals were 343 individuals employed outside of the U.S., of which 125 were management, sales, administrative and engineering personnel and 218 were hourly production workers who participate in an employee cooperative. At its Elgin, Illinois facility, the Company has a union contract with the International Brotherhood of Teamsters covering approximately 300 workers that expires in 2002. Management believes that relationships between employees, union and management are good.

LICENSES, PATENTS, AND TRADEMARKS

    Middleby Marshall has an exclusive license from Patentsmith to manufacture, use and sell Jetsweep air impingement ovens in the U.S. for commercial food applications in which the interior length or width of a rectangular cooking area, or in which the diameter of a circular cooking area, equals or exceeds 36 inches. The Patentsmith license covers numerous patents, some of which extend beyond the year 2000. Middleby Marshall also holds an exclusive sublicense from Lincoln to manufacture, use and sell throughout the world, other than in the U.S. and Japan, air impingement ovens of the above-described dimensions for commercial food applications. This sublicense covers the foreign analogues of the patents covered by the Patentsmith license and grants Middleby Marshall rights of first refusal for a similar sublicense in Japan. The Patentsmith license and the Lincoln sublicense expire upon the expiration of the last patented improvement covered by the license. While the loss of the Patentsmith license or the Lincoln sublicense could have an adverse effect on the Company, management believes it is capable of designing, manufacturing and selling similar equipment, although not as technologically advanced. Lincoln and Fuji Chubo Setsubi Company, Ltd. are the only other foodservice equipment manufacturers licensed under the Patentsmith patents.

    The Company holds numerous patents covering technology and applications related to various products, equipment and systems. Management believes the expiration of any one of these patents would not have a material adverse effect on the overall operations or profitability of the Company.

    The Company owns numerous trademarks and trade names; among them, CTX, Middleby Marshall, SteamMaster, Southbend, Toastmaster and Titan are registered with the U.S. Patent and Trademark Office and in various foreign countries.

FACILITIES

    The Company's principal executive offices are located in Rolling Meadows, Illinois. The Company operates two manufacturing facilities in the U.S. and one manufacturing facility in the Philippines. The Company also operates a warehousing and office facility located in Florida. The Company's property, plant and equipment are encumbered pursuant to its current credit agreements. See Note 4 to the Consolidated Financial Statements.

    The principal properties of the Company are listed below:

                                                                         PRINCIPAL       SQUARE       OWNED/
LOCATION                               BUSINESS DIVISIONS                FUNCTION        FOOTAGE      LEASED
---------------------------  --------------------------------------  -----------------  ---------  ------------
Elgin, IL                    Conveyor Oven Equipment                 Manufacturing,       207,000  Owned
                             Counterline Cooking Equipment           Warehousing and
                             and Specialty Products                  Offices

                                                                     Warehousing           42,000  Leased(1)

Fuquay-Varina, NC            Core Cooking Equipment                  Manufacturing,       131,000  Owned
                                                                     Warehousing and
                                                                     Offices

Miramar, FL                  International Distribution              Warehousing and       18,000  Leased(2)
                                                                     Offices

Laguna, the Philippines      International Specialty Equipment       Manufacturing,        54,000  Owned
                                                                     Warehousing and
                                                                     Offices

Rolling Meadows, IL          The Middleby Corporation                Corporate              4,000  Leased(3)
                                                                     Headquarters

------------------------

(1) Lease expires in August 1999, with payments of approximately $17,000 per month.

(2) Lease expires in October 2002, with payments of approximately $12,000 per month.

(3) Lease expires in July 2002, with payments of approximately $5,000 per month.

    At various other locations the Company leases small amounts of office space for administrative and sales functions, and in certain instances limited short-term inventory storage. These locations are in Manila, the Philippines; Bilbao, Spain; Paris, France; Taipei, Taiwan; Shanghai, China; Tokyo, Japan; Seoul, Korea; Jakarta, Indonesia; Mexico City, Mexico; and Toronto, Canada.

    Management believes that all of these facilities are adequate for the operation of the Company's business as presently conducted.

ENVIRONMENTAL COMPLIANCE

    The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during manufacturing. Any failure by the Company to comply with present or future environmental regulations could subject it to future liabilities or the suspension of production, which could have a material adverse effect on the Company's results of operations. These regulations could also restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other expenses to comply with environmental regulations. The Company's operations are subject to a variety of foreign, federal, state and local regulatory requirements, including environmental, waste management, health and safety matters. The Company's customers are also subject to extensive regulations, including those related to workplace safety and food preparation for consumers.

LEGAL PROCEEDINGS

    The Company is routinely involved in litigation incidental to its business, including product liability actions which are generally covered by insurance. Such routine claims are vigorously contested, and management does not believe that the outcome of any such pending litigation will have a material adverse effect upon the financial condition of the Company.

                                   MANAGEMENT

    The following table sets forth certain information concerning Middleby's executive officers, certain key management employees and non-employee directors as of June 28, 1997.

NAME                                               AGE      POSITION
---------------------------------------------      ---      ------------------------------------------------------------
EXECUTIVE OFFICERS
William F. Whitman, Jr.                                57   Chairman of the Board
David P. Riley                                         50   President, Chief Executive Officer and Director
John J. Hastings                                       41   Executive Vice President, Chief Financial Officer, Secretary
                                                             and Treasurer
CERTAIN KEY MANAGEMENT EMPLOYEES
O. Neal Asbury, Jr.                                    40   President, Asbury
Selim A. Bassoul                                       40   President, Southbend
Adrian A. Bruno                                        58   Vice President, Technology & Planning
Mark A. Sieron                                         49   Vice President, General Manager, Sales Divisions
Bernard G. Stever                                      57   Senior Vice President, Global Market Development
Frank J. Thomas                                        57   Vice President and General Manager, Middleby Philippines
NON-EMPLOYEE DIRECTORS
Robert R. Henry                                        56   Director
A. Don Lummus                                          61   Director
John R. Miller, III                                    56   Director
Philip G. Putnam                                       56   Director
Sabin C. Streeter                                      55   Director
Joseph G. Tompkins                                     56   Director
Laura B. Whitman                                       30   Director
Robert L. Yohe                                         61   Director

    The Company has written employment agreements with Messrs. Whitman, Riley and Thomas, and maintains key person life insurance on Mr. Asbury. The Company has no other written employment agreements with the above-named persons.

BIOGRAPHIES

EXECUTIVE OFFICERS:

    WILLIAM F. WHITMAN, JR. has been Chairman of the Board of the Company and Middleby Marshall since 1983.

    DAVID P. RILEY has been President and Chief Executive Officer of the Company and Middleby Marshall since 1983. From 1982 to 1983, he was General Manager of Middleby Marshall Oven Company and Vice President of Stewart Systems, Inc. From 1972 to 1982, Mr. Riley was Director of the Food Machine, Commercial Dishwasher, Weighing, Wrapping and Cooking divisions of the Hobart Corporation. He is also a director of Zebra Technologies Corporation, an industrial equipment manufacturer.

    JOHN J. HASTINGS has been the Company's Executive Vice President, Chief Financial Officer, Secretary and Treasurer since 1993. Mr. Hastings has held various financial and executive positions with the Company since 1987.

CERTAIN KEY MANAGEMENT EMPLOYEES:

    O. NEAL ASBURY, JR. has been President of Asbury since 1986. He founded Asbury Associates in 1986, and currently owns 20% of Asbury and 20% of Middleby Philippines. From 1981 to 1986, Mr. Asbury was Asia Pacific sales director of Amimpex/J.D. Marshall, an export management company.

    SELIM A. BASSOUL has been Southbend's President since 1996. He served as Vice President, Sales and Marketing of Vulcan-Hart (a division of Premark International, an international food equipment manufacturer) from 1992 to 1996. Prior thereto, Mr. Bassoul held various marketing and sales positions for Premark International, Kinetic Concepts, Inc. and Baxter International, Inc.

    ADRIAN A. BRUNO has been the Company's Vice President, Technology & Planning since 1989. He has also been Vice President of Engineering since 1983. From 1976 to 1983, Mr. Bruno held engineering and marketing management positions in Raytheon's Amana Range and Microwave Cooking Divisions.

    MARK A. SIERON has been Vice President, General Manager, Sales Divisions since 1992. He was also Vice President and General Manager of the Toastmaster division from 1988 to 1992 and Vice President of Sales for the Hussmann Foodservice Group from 1986 to 1988. Additionally, Mr. Sieron was Vice President of Sales and Marketing for Toastmaster from 1983 to 1986.

    BERNARD G. STEVER has been the Company's Senior Vice President, Global Market Development since 1996. Prior to that he served as Vice President of Sales and Market Development. Prior to the acquisition of the Foodservice Equipment Group from Hussmann Corporation in 1989, Mr. Stever was Vice President of Market Development and Vice President of Marketing for the Foodservice Group of Hussmann Corporation. He is a former President of the North American Association of Food Equipment Manufacturers.

    FRANK J. THOMAS has been Middleby Philippines' Vice President and General Manager since 1996. From 1989 to 1996, he was the President of Ice-O-Matic (a division of Welbilt Corporation, an international food equipment manufacturer). Prior thereto, Mr. Thomas held various executive and operational positions in manufacturing concerns.

NON-EMPLOYEE DIRECTORS:

    ROBERT R. HENRY has been President of Robert R. Henry Co., Inc., a venture capital firm, since 1989. From 1977 to 1989, he was a Managing Director of Morgan Stanley & Co., Inc. ("Morgan Stanley"). Mr. Henry is an advisory director of Morgan Stanley and a director of Alfacell Corporation, a biotechnology company.

    A. DON LUMMUS has been Chairman and Chief Executive Officer of Crudgington Machine Tools since 1995. From 1984 to 1994, he was Vice Chairman and Chief Executive Officer of SASIB Bakery, N.A. (formerly Stewart Systems, Inc.), a manufacturer of automated bakery equipment. Prior thereto, he was President and Chief Executive Officer of Stewart Systems, Inc.

    JOHN R. MILLER, III is President of Equal Opportunity Publications, Inc., publishers of special market career and health care magazines. He is also a director of First National Bank of Long Island and its holding company, First of Long Island Corporation.

    PHILIP G. PUTNAM has been Executive Vice President of Brean Murray & Co., Inc., investment bankers, since 1996. From 1983 to 1996, he was Executive Vice President of American Asset Management Company, investment advisers, which was acquired by an affiliate of Brean Murray & Co., Inc. in 1993. Brean Murray & Co., Inc. is acting as one of the Representatives of the Underwriters in this offering. See "Underwriting."

    SABIN C. STREETER is an Adjunct Professor and Executive-in-Residence at Columbia Business School and a member of Columbia Naples Capital L.L.C. He served as a Managing Director of

Donaldson, Lufkin & Jenrette Securities Corp. ("DLJ"), investment bankers, from 1989 to 1990 and again from 1993 until his retirement in April 1997. From 1991 to 1993, he was Managing Director of Sprout Group, DLJ's venture capital affiliate. He is also a director of Oakwood Homes Corporation, Parker/Hunter Incorporated and Fotoball U.S.A., Inc.

    JOSEPH G. TOMPKINS has been President of Saga Investment Co. Inc., an investment advisor, since 1992, and is a member of Columbia Naples Capital L.L.C. From 1992 to 1995, he was an advisory director of Morgan Stanley and from 1976 to 1992 was a Managing Director of Morgan Stanley.

    LAURA B. WHITMAN has been Assistant Vice President of Christie's, New York, since March 1997. She served as a Specialist in Chinese Paintings at Christie's from 1995 to February 1997, and held a similar position at Sotheby's, New York, from 1990 to 1995.

    ROBERT L. YOHE is an independent director and corporate advisor. He serves as director of Airgas, Inc., Betz Dearborn, Inc., Calgon Carbon Corporation, LaRoche Industries, Inc. and Marsulex Inc. From 1993 to 1994, he was Vice Chairman and Director of Olin Corporation, a chemicals manufacturer, and from 1985 to 1992, he was President of Olin Chemicals, a division of Olin Corporation.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Common Stock as of September 22, 1997 and as adjusted to reflect the sale of the shares offered hereby, (i) by each Selling Stockholder,
(ii) by each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (iii) by each director and executive officer of the Company, and (iv) by all executive officers and directors as a group. This information is based upon information received from or on behalf of the named stockholders.

                                                      BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                      PRIOR TO OFFERING(1)                      AFTER OFFERING(2)
                                                    ------------------------                 ------------------------
                                                     NUMBER OF                SHARES BEING    NUMBER OF
                       NAME                           SHARES       PERCENT       OFFERED       SHARES       PERCENT
--------------------------------------------------  -----------  -----------  -------------  -----------  -----------
William F. Whitman, Jr. (3).......................    2,153,271        25.3%       300,000     1,853,271        17.6%
Robert R. Henry (4)(7)............................    1,620,269        19.1        --          1,620,269        15.4
David P. Riley (5)................................      501,545         5.9        210,000(10)     291,545 10)        2.8
A. Don Lummus (6).................................      208,300         2.4        --            208,300         2.0
John R. Miller, III...............................       26,000       *            --             26,000       *
Philip G. Putnam (7)..............................        6,750       *            --              6,750       *
Sabin C. Streeter.................................       26,000       *            --             26,000       *
Joseph G. Tompkins (7)............................        7,750       *            --              7,750       *
Laura B. Whitman (7)(8)...........................      542,375         6.4        100,000       442,375         4.2
Robert L. Yohe (7)................................       24,750       *            --             24,750       *
John J. Hastings (9)..............................       34,397       *            --             34,397       *
All executive officers and directors as a group
  (11 persons) (4)(5)(6)(7)(8)(9).................    4,851,407        56.8        610,000     4,241,407        40.3

------------------------

 *  Represents less than 1% of all outstanding shares of Common Stock.

(1) Unless otherwise indicated in the footnotes to this table, the Company believes that the individuals named in this table have sole voting and investment power with respect to all shares of Common Stock reflected in this table.

(2) Assumes no exercise of the Underwriters' over-allotment option.

(3) Does not include 1,537,125 shares owned by the trusts described in Note (4) below, as to which Mr. Whitman disclaims beneficial ownership. Includes 255,300 shares owned by Mr. Whitman's spouse.

(4) Includes 1,537,125 shares of Common Stock held by Mr. Henry as trustee under trusts as follows: (a) 1,255,875 shares for the benefit of Mr. Whitman's two adult children, W. Fifield Whitman III and Laura B. Whitman (218,625 shares owned by a trust for the benefit of Laura B. Whitman and 437,250 shares owned by a trust for the benefit on W. Fifield Whitman III, and 300,000 shares owned by each of two other trusts, as to one of which Laura B. Whitman is co-trustee--see Note (8) below), and (b) 281,250 shares for the benefit of Mr. Whitman's spouse. Mr. Henry disclaims beneficial ownership of these shares.

(5) Includes 78,650 shares of Common Stock owned by trusts for the benefit of Mr. Riley's two adult children, Christopher Riley and Kevin Riley, and for which Mr. Riley and his spouse Linda serve as trustees. Mr. Riley disclaims beneficial ownership of all of these shares. Also includes 173,670 shares of Common Stock held by Mr. Riley's spouse in trust.

(6) Includes 1,000 shares of Common Stock deemed issued upon exercise of stock options granted in May 1992.

(7) Includes 3,750 shares of Common Stock deemed issued upon exercise of stock options granted in February 1996.

(8) Includes 300,000 shares owned by a trust for the benefit of Laura B. Whitman of which Mr. Henry and Ms. Whitman are co-trustees; these shares are also included in the shares owned by Mr. Henry as trustee as described in Note
    (4) above. Does not include other shares owned by Mr. Henry as trustee for the benefit of Ms. Whitman described in Note (4) above.

(9) Includes 16,000 shares of Common Stock deemed issued upon exercise of stock options.

(10) Of the shares being offered, 180,000 are directly owned by Mr. Riley and 30,000 shares are owned by Mr. Riley and his spouse as trustees for the benefit of their children. After the offering, the shares shown as owned by Mr. Riley will include 48,650 shares owned by trusts for the benefit of his children and 173,670 shares held by his spouse in trust. See Note (5) above.

    William F. Whitman, Jr. and David P. Riley, two of the Selling Stockholders, are executive officers and directors of the Company. Laura B. Whitman, the other Selling Stockholder, is a director of the Company. See "Management."

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company is 20,000,000 shares of Common Stock, $0.01 par value per share (the "Common Stock"), and 2,000,000 shares of Preferred Stock, $0.01 par value (the "Preferred Stock"). Immediately prior to the commencement of this offering, there were 8,501,453 shares of Common Stock issued and outstanding and held by approximately 2,500 beneficial owners. No shares of Preferred Stock were outstanding.

COMMON STOCK

    The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Such holders may not cumulate votes in the election of directors. The holders of Common Stock are entitled to receive such dividends as may lawfully be declared by the Board of Directors out of funds legally available therefor and to share pro rata in any other distribution to the holders of Common Stock. The holders of Common Stock are entitled to share ratably in the assets of the Company remaining after payment of liabilities and any preferences of any Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of the Company. The holders of Common Stock have no preemptive rights. There are no conversion rights, redemption or sinking fund provisions or fixed dividend rights with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued in this offering, upon payment therefor, will be fully paid and non-assessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management and may adversely affect the voting and other rights of the holders of Common Stock.

PROVISIONS IN COMPANY'S CERTIFICATE OF INCORPORATION

    The Company's Certificate of Incorporation (the "Certificate") provides that no agreement or plan providing for the dissolution, liquidation, merger or consolidation of the Company or the sale, lease or transfer of substantially all of its assets, shall be effective, unless approved by the affirmative vote of not less than two-thirds of the votes of all the shares of stock outstanding and entitled to vote thereon. This supermajority requirement may have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

    The Company has adopted provisions in the Certificate that, to the fullest extent provided under Delaware law, limit the liability of its directors and officers for monetary damages arising from a breach of their fiduciary duties as directors or officers. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, nor does it limit liability for acts of fraud, knowing violations of law, or unlawful payment of distributions. Furthermore, equitable remedies may not, as a practical matter, be effective for various reasons. The Certificate also provides that the Company shall indemnify its directors and officers and other agents to the fullest extent permitted by the Delaware law, including in circumstances in which indemnification is otherwise discretionary to the Company under Delaware law.

DELAWARE LAW PROVISIONS

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is previously approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior thereto, did own) 15% or more of the corporation's voting stock.

WARRANTS AND REGISTRATION RIGHTS

    In conjunction with the issuance of its senior secured notes in January 1995, the Company issued a transferrable warrant to the noteholders for the purchase of 250,000 shares (the "Underlying Shares") of Common Stock at an exercise price of $3.00 per share. Alternatively, under certain conditions, the terms of the warrant provide for the purchase of 200,000 shares at $0.01 per share. The warrant provides for adjustment of the exercise price if the Company issues additional shares at a purchase price below the then current market price, as defined, and for adjustment of the number of shares if the Company declares a stock dividend. The warrant is currently exercisable for 250,000 shares at $3.00 per share and expires July 10, 2003.

    The warrant also provides to its holders certain rights to demand registration of the Underlying Shares under the Securities Act of 1933 (the "Securities Act") or other applicable law upon written notice to the Company and to all holders of the warrant or Underlying Shares. If such a demand is made, the Company may, at its option and instead of registering the Underlying Shares, repurchase such shares from the holders at a price based on the current market price of the Common Stock. In addition, in the event that the Company proposes to register any class of its Common Stock under the Securities Act in an underwritten public offering, the holders of the warrants have certain rights to request that the Underlying Shares be included in the registration. The registration rights provided in the warrant expire with the expiration of the warrant on July 10, 2003.

    Under the Company's written employment agreement with William F. Whitman, Jr., the Company's Chairman, Mr. Whitman possesses certain rights to request registration of shares of Common Stock owned by him, consisting of one demand registration and two incidental registration rights during the term of such agreement, all at the expense of the Company. The agreement is for a term ending December 31, 2000.

TRANSFER AGENT

    The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters named below, and each of the Underwriters for whom Schroder & Co. Inc. and Brean Murray & Co., Inc. are acting as Representatives (the "Representatives") has severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 2,610,000 shares of Common Stock at the price to the public less the underwriting discounts set forth on the cover page of this Prospectus, in the amounts set forth below opposite their respective names.

                                                                                  NUMBER
UNDERWRITERS                                                                    OF SHARES
--------------------------------------------------------------------------  ------------------
Schroder & Co. Inc........................................................          945,000
Brean Murray & Co., Inc...................................................          945,000
Credit Suisse First Boston Corporation....................................           60,000
Donaldson, Lufkin & Jenrette Securities Corporation.......................           60,000
Goldman, Sachs & Co.......................................................           60,000
Lehman Brothers Inc.......................................................           60,000
Oppenheimer & Co., Inc....................................................           60,000
Invemed Associates, Inc...................................................           60,000
Arnhold and S. Bleichroeder, Inc..........................................           30,000
Robert W. Baird & Co. Incorporated........................................           30,000
William Blair & Company, L.L.C............................................           30,000
Brous (H.D.) & Co. Inc....................................................           30,000
Cleary Gull Reiland & McDevitt Inc........................................           30,000
Dain Bosworth Incorporated................................................           30,000
Furman Selz LLC...........................................................           30,000
Hoefer & Arnett Inc.......................................................           30,000
C.L. King & Associates, Inc...............................................           30,000
McDonald & Company Securities, Inc........................................           30,000
Neuberger & Berman LLC....................................................           30,000
Scott & Stringfellow, Inc.................................................           30,000
                                                                            ------------------
    Total.................................................................        2,610,000
                                                                            ------------------
                                                                            ------------------

    The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

    The Company has been advised by the Underwriters that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price, less a concession not in excess of $0.35 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other brokers and dealers. After the offering, the public offering price, the concession and reallowances to dealers and other selling terms may be changed by the Underwriters.

    The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 391,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share to be paid by the Underwriters for the other shares of Common Stock offered hereby. If the Underwriters purchase any such additional shares pursuant to the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.

    The Company, its directors and executive officers and the Selling Stockholders, who will beneficially own an aggregate of 4,241,407 shares of the Common Stock outstanding after the offering, have agreed with the Representatives, for a period of 120 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans), without the prior written consent of the Representatives.

    The Company and the Selling Stockholders have severally agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the sale of the Common Stock, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    Philip G. Putnam, a director of the Company, is Executive Vice President of Brean Murray & Co., Inc., which is participating in the offering as one of the Representatives.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by D'Ancona & Pflaum, Chicago, Illinois and for the Underwriters by Thompson Hine & Flory LLP, Cleveland, Ohio. Nathaniel Sack, a partner of D'Ancona & Pflaum, owns 5,000 shares of Common Stock, and other attorneys of D'Ancona & Pflaum own additional shares of such Common Stock, which ownership is not material in the aggregate.

                                    EXPERTS

    The Consolidated Financial Statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of such firm as experts in giving such reports.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act, relating to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete. Where such contract, agreement or other document is an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, each such statement being qualified in all respects by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof, which may be inspected at the office of the Commission without charge or copies of which may be obtained from and upon request the Commission and payment of the prescribed fee.

    The Company is subject to the informational requirements of the Securities Exchange Act, as amended, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission's Headquarters at 450 Fifth Street, Room 1024, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. The Common Stock is listed on the Nasdaq National Market System. The Commission maintains a Web site that contains reports, proxy statements and other information of the Company at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as amended, the Company's Quarterly Reports on Form 10-Q for the quarterly periods ending March 29, 1997 and June 28, 1997, and the Current Report of the Company on Form 8-K dated January 23, 1997, and filed on February 7, 1997, in each case as filed by the Company with the Commission are incorporated herein by reference. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. See "Available Information." Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to the Chief Financial Officer of the Company, 2850 West Golf Road, Suite 405, Rolling Meadows, Illinois 60008, Telephone: (847) 758-3880; Facsimile: (847) 758-3883.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Consolidated Balance Sheets as of June 28, 1997 (unaudited) and December 28, 1996..........................  F-2
Consolidated Statements of Earnings for the three and six months ended June 28, 1997 and June 29, 1996
  (unaudited)..............................................................................................  F-3
Consolidated Statements of Cash Flows for the six months ended June 28, 1997 and June 29, 1996
  (unaudited)..............................................................................................  F-4
Notes to Condensed Consolidated Financial Statements (unaudited)...........................................  F-5
Report of Independent Public Accountants...................................................................  F-8
Consolidated Balance Sheets as of December 28, 1996 and December 30, 1995..................................  F-9
Consolidated Statements of Earnings for the fiscal years ended December 28, 1996, December 30, 1995 and
  December 31, 1994........................................................................................  F-10
Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended December 28, 1996,
  December 30, 1995 and December 31, 1994..................................................................  F-11
Consolidated Statements of Cash Flows for fiscal years ended December 28, 1996, December 30, 1995 and
  December 31, 1994........................................................................................  F-12
Notes to Consolidated Financial Statements.................................................................  F-13

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    JUNE 28,     DEC. 28,
                                                                      1997         1996
                                                                   -----------  -----------
                                                                   (UNAUDITED)

                                          ASSETS

Cash and cash equivalents........................................  $     1,330  $     1,410
Accounts receivable, net.........................................       26,384       19,859
Inventories, net.................................................       24,681       20,956
Prepaid expenses and other.......................................        1,036          939
Net assets of discontinued operations............................        1,400        4,082
Current deferred taxes...........................................        2,099        2,086
                                                                   -----------  -----------
    Total current assets.........................................       56,930       49,332
Property, plant and equipment, net of accumulated depreciation of
  $12,546 and $11,741............................................       19,625       18,843
Excess purchase price over net assets acquired, net of
  accumulated amortization of $4,444 and $4,216..................       13,111       13,339
Deferred taxes...................................................        1,897        2,950
Other assets.....................................................        2,329        1,504
                                                                   -----------  -----------
    Total assets.................................................  $    93,892  $    85,968
                                                                   -----------  -----------
                                                                   -----------  -----------

                           LIABILITIES AND SHAREHOLDERS' EQUITY

Current maturities of long-term debt.............................  $     2,786  $     3,916
Accounts payable.................................................       13,472       10,369
Accrued expenses.................................................       10,305       10,001
                                                                   -----------  -----------
    Total current liabilities....................................       26,563       24,286
Long-term debt...................................................       39,666       37,352
Minority interest and other non-current liabilities..............        2,554        1,880
Shareholders' equity:
  Preferred stock, $.01 par value; nonvoting; 2,000,000 shares
    authorized; none issued                                                 --           --
  Common stock, $.01 par value; 20,000,000 shares authorized;
    8,476,000 and 8,468,000 issued and outstanding in 1997 and
    1996, respectively...........................................           85           85
  Paid-in capital................................................       28,350       28,108
  Cumulative translation adjustment..............................         (176)        (184)
  Accumulated deficit............................................       (3,150)      (5,559)
                                                                   -----------  -----------
    Total shareholders' equity...................................       25,109       22,450
                                                                   -----------  -----------
      Total liabilities and shareholders' equity.................  $    93,892  $    85,968
                                                                   -----------  -----------
                                                                   -----------  -----------

                             See accompanying notes

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                                   ------------------------------  ------------------------------
                                                                      RESTATED                        RESTATED
                                                   JUNE 28, 1997   JUNE 29, 1996   JUNE 28, 1997   JUNE 29, 1996
                                                   --------------  --------------  --------------  --------------
Net sales........................................  $       42,082  $       28,661  $       74,780  $       58,171
Cost of sales....................................          29,268          20,132          51,492          41,075
                                                   --------------  --------------  --------------  --------------
    Gross margin.................................          12,814           8,529          23,288          17,096
Selling and distribution expenses................           6,035           4,472          10,716           8,482
General and administrative expenses..............           3,044           2,386           5,719           4,655
                                                   --------------  --------------  --------------  --------------
    Income from operations.......................           3,735           1,671           6,853           3,959
Interest expense and deferred financing
  amortization...................................           1,257           1,079           2,338           2,136
Other (income) expense, net......................              18             (23)            (20)             (5)
                                                   --------------  --------------  --------------  --------------
    Earnings before income taxes.................           2,460             615           4,535           1,828
Provision for income taxes.......................             873             214           1,562             661
                                                   --------------  --------------  --------------  --------------
    Earnings from continuing
      operations.................................           1,587             401           2,973           1,167
                                                   --------------  --------------  --------------  --------------
Loss from discontinued operations, net of tax....              --            (432)             --            (512)
Estimated loss on sale of discontinued
  operations.....................................            (564)             --            (564)             --
                                                   --------------  --------------  --------------  --------------
    Net earnings.................................  $        1,023  $          (31) $        2,409  $          655
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------
Earnings per share from continuing operations....  $         0.18  $         0.04  $         0.34  $         0.13
Loss per share from discontinued operations......           (0.06)          (0.04)          (0.06)          (0.05)
                                                   --------------  --------------  --------------  --------------
Net earnings per share...........................  $         0.12  $         0.00  $         0.28  $         0.08
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------

                             See accompanying notes

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                                           SIX MONTHS ENDED
                                                                                    ------------------------------
                                                                                                       RESTATED
                                                                                     JUNE 28,1997   JUNE 29, 1996
                                                                                    --------------  --------------
Cash flows from operating activities--net earnings................................  $        2,409  $          655
  Adjustments to reconcile net earnings to cash provided by continuing operating activities--
    Depreciation and amortization.................................................           1,500           1,522
    Utilization of NOLs...........................................................           1,416             325
    Discontinued operations.......................................................             564             512
  Changes in assets and liabilities--
      Accounts receivable.........................................................          (6,525)         (3,775)
      Inventories.................................................................          (3,725)         (3,743)
      Prepaid expenses and other assets...........................................            (914)           (999)
      Accounts payable and other liabilities......................................           3,407             628
                                                                                    --------------  --------------
  Net cash used in continuing operating activities................................          (1,868)         (4,875)
  Net cash (used in) provided by discontinued operations..........................          (2,963)            119
                                                                                    --------------  --------------
  Net cash used in operating activities...........................................          (4,831)         (4,756)
                                                                                    --------------  --------------
Cash flows from investing activities--
  Proceeds from sale of discontinued operations...................................  $        5,081  $           --
  Additions to property and equipment.............................................          (1,702)         (2,099)
                                                                                    --------------  --------------
  Net cash provided by (used in) investing activities.............................           3,379          (2,099)
                                                                                    --------------  --------------
Cash flows from financing activities--
  Increase in revolving credit line, net..........................................  $        2,687  $        4,735
  Reduction in term loans.........................................................          (2,595)           (799)
  Proceeds (reduction) from capital expenditure loan..............................             (50)            475
  Increase in foreign bank debt...................................................           1,142           2,557
  Other financing activities, net.................................................             188              --
                                                                                    --------------  --------------

  Net cash provided by financing activities.......................................           1,372           6,968
                                                                                    --------------  --------------
Changes in cash and cash equivalents--
  Net (decrease) increase in cash and cash equivalents............................  $          (80) $          113
  Cash and cash equivalents at beginning of year..................................           1,410             972
                                                                                    --------------  --------------
  Cash and cash equivalents at end of quarter.....................................  $        1,330  $        1,085
                                                                                    --------------  --------------
                                                                                    --------------  --------------

Interest paid.....................................................................  $        2,011  $        2,264
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Income taxes paid.................................................................  $          120  $           61
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                             See accompanying notes

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 28, 1997
                                  (UNAUDITED)

1) BASIS OF PRESENTATION

    The financial statements have been prepared by The Middleby Corporation (the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information not misleading. These financial statements should be read in conjunction with the financial statements and related notes contained in the Company's 1996 Annual Report.

    In the opinion of management, the financial statements contain all adjustments necessary to present fairly the financial position of the Company as of June 28, 1997 and December 28, 1996, and the results of operations for the three and six months ended June 28, 1997 and June 29, 1996 and cash flows for the six months ended June 28, 1997 and June 29, 1996.

2) DISCONTINUED OPERATION

    On January 23, 1997, the Company completed the sale of substantially all of the assets of its Victory Refrigeration Company ("Victory") subsidiary to an investor group led by local management at Victory. Gross proceeds from the sale are expected to amount to approximately $6,700,000, less amounts for retained liabilities and transaction costs aggregating approximately $2,600,000. The gross proceeds are subject to post-closing adjustments and have been adjusted from $7,300,000 at December 28, 1996 to reflect negotiations with the investor group. The terms of the sale were the results of arms-length negotiations. This sale was announced on November 1, 1996, concluding the sale of all of the assets of Victory. The sale and leaseback of the Victory facility to an unrelated third party had previously been completed on December 27, 1996 for net proceeds of approximately $4,556,000. Proceeds from these transactions were used to pay down debt.

    The results of the Victory Refrigeration Company subsidiary have been reported separately as a discontinued operation in the Consolidated Financial Statements for all periods presented. The results of the discontinued operations are not necessarily indicative of the results which may have been obtained had the continuing and discontinuing operations been operating independently. Summarized results of the Victory Refrigeration Company for the quarter ended June 29, 1996 are as follows:

                                                                        JUNE 29, 1996
                                                                ------------------------------
                                                                 THREE MONTHS     SIX MONTHS
                                                                --------------  --------------
                                                                    (DOLLARS IN THOUSANDS)
Net sales.....................................................  $        8,778  $       17,814
Operating income                                                          (424)           (303)
(Loss) earnings before taxes..................................            (646)           (766)
Provision for taxes...........................................            (214)           (254)
                                                                --------------  --------------
(Loss) earnings from discontinued operations..................  $         (432) $         (512)
                                                                --------------  --------------
                                                                --------------  --------------

    Interest expense of $222,000 and $463,000 for the second quarter of 1996 and year to date 1996, has been allocated based upon the ratio of the net assets of the discontinued operations to the consolidated capitalization of the Company. Continuing operations and discontinued operations reflect

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

                                 JUNE 28, 1997
                                  (UNAUDITED)

2) DISCONTINUED OPERATION (CONTINUED)
the net tax expense or tax benefit generated by the respective operations, limited, however, by the income tax benefit recognized in the Company's historical financial statements. No general corporate expenses have been allocated to the discontinued operations.

    The net assets of discontinued operations included in the Consolidated Balance Sheets at June 28, 1997 and December 28, 1996 amounted to $1,600,000 and $4,082,000, respectively. The June 28, 1997 amount represents the remaining amount due from the buyers. The Company expects that $1,200,000 will be received during the third quarter of 1997, with the remaining $400,000 payable in two annual installments on June, 1998 and June, 1999 with accrued interest. The December 30, 1996 amount consists primarily of receivables, inventory and equipment related to the discontinued operations, net of accounts payable, accrued liabilities and closing costs associated with the sale.

3) INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes.

    The Company has recorded an income tax provision of $1,562,000 for the fiscal six months ended June 28, 1997. The Company has significant tax loss carry-forwards, and although a tax provision is recorded, the Company makes no payment of federal tax other than AMT amounts.

    The utilization of the NOL and credit carry-forwards depend on future taxable income during the applicable carry-forward periods. Management evaluates and adjusts the valuation allowance, based on the Company's expected taxable income as part of the annual budgeting process. These adjustments reflect management's judgment as to the Company's ability to generate taxable income which will, more likely than not, be sufficient to recognize these tax assets.

4) EARNINGS PER SHARE

    Earnings per share of common stock are based upon the weighted average number of outstanding shares of common stock and common stock equivalents. The treasury stock method is used in computing common stock equivalents, which included stock options and a warrant issued in conjunction with the senior secured note. The terms of the warrant provide for the purchase of 250,000 shares at $3.00 per share. Alternatively, under certain conditions, the warrant terms provide for the purchase of 200,000 shares at $0.01 per share. Earnings per share were computed based upon the weighted average number of common shares outstanding of 8,795,000 and 8,715,000 for the fiscal quarters ended June 28, 1997 and June 29, 1996, respectively and 8,758,000 and 8,707,000 for the fiscal year-to-date periods ended June 28, 1997 and June 29, 1996, respectively.

    The Company is required to adopt "FAS 128: Earnings Per Share" during the fourth quarter of 1997. Under this method, average shares outstanding for the basic earnings per share calculation would have been 8,481,000 and 8,405,000 for the fiscal quarters ended June 28, 1997 and June 29, 1996, respectively and 8,476,000 and 8,401,000 for the year-to-date periods ended June 28, 1997 and June 29, 1996, respectively. Diluted earnings per share would not be presented since dilution would be less than three percent. The adoption of this accounting method would not affect earnings per share for the quarter or year-to-date periods ended June 28, 1997 and June 29, 1996.

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

                                 JUNE 28, 1997
                                  (UNAUDITED)

5) INVENTORIES

    Inventories are valued using the first-in, first-out method.

    Inventories consist of the following:

                                                                JUNE 28, 1997   DEC. 28, 1996
                                                                --------------  --------------
                                                                    (DOLLARS IN THOUSANDS)
Raw materials and parts.......................................  $        7,528  $        6,492
Work-in-process...............................................           4,535           4,621
Finished goods................................................          12,618           9,843
                                                                --------------  --------------
                                                                $       24,681  $       20,956
                                                                --------------  --------------
                                                                --------------  --------------

6) ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                JUNE 28, 1997   DEC. 28, 1996
                                                                --------------  --------------
                                                                    (DOLLARS IN THOUSANDS)
Accrued payroll and related expenses..........................  $        3,345  $        3,567
Accrued commissions...........................................           1,549           1,392
Accrued warranty..............................................           1,363           1,252
Other accrued expenses........................................           4,048           3,790
                                                                --------------  --------------
                                                                $       10,305  $       10,001
                                                                --------------  --------------
                                                                --------------  --------------

7) RECLASSIFICATIONS AND RESTATEMENT

    SALE OF DISCONTINUED OPERATIONS:

    The financial statements exclude Victory Refrigeration Company which has been accounted for as a discontinued operation. See Note 2 to the Consolidated Financial Statements.

    LITIGATION SETTLEMENT ACCOUNTING:

    During 1996, the Company restated its accounting for the proceeds from the September 1993 litigation settlement with the Hussmann Corporation in accordance with generally accepted accounting principles (GAAP). The effect of this accounting change was to record a greater gain from the litigation settlement. Certain assets related to the 1989 acquisition that were written-off as a result of the Company's original accounting for the settlement in 1993, were restored in the historical financial statements or written-off in periods prior to 1993. The effect on the financial statements for the periods ended June 28, 1997 and June 29, 1996 was to increase non-cash amortization charges by $49,000, or $0.01 per share, and $69,000, or $0.01 per share, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of The Middleby Corporation

    We have audited the accompanying consolidated balance sheets of THE MIDDLEBY CORPORATION (a Delaware corporation) and Subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Middleby Corporation and Subsidiaries as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

    As explained in Note 2(n) to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for the 1993 litigation settlement with the Hussmann Corporation.

Arthur Andersen LLP

Chicago, Illinois
February 17, 1997

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    DECEMBER 28, 1996 AND DECEMBER 30, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     RESTATED
                                                                                           1996        1995
                                                                                        ----------  ----------

                                                    ASSETS

Current assets:
  Cash and cash equivalents...........................................................  $    1,410  $      972
  Accounts receivable, net............................................................      19,859      14,058
  Inventories, net....................................................................      20,956      18,320
  Prepaid expenses and other..........................................................         939         879
  Net assets of discontinued operations...............................................       4,082      12,803
  Current deferred taxes..............................................................       2,086       2,086
                                                                                        ----------  ----------
    Total current assets..............................................................      49,332      49,118

Property, plant and equipment, net....................................................      18,843      17,305

Excess purchase price over net assets acquired, net...................................      13,339      13,796

Deferred taxes........................................................................       2,950       2,930

Other assets..........................................................................       1,504       2,082
                                                                                        ----------  ----------
    Total assets......................................................................  $   85,968  $   85,231
                                                                                        ----------  ----------
                                                                                        ----------  ----------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt................................................  $    3,916  $    1,710
  Accounts payable....................................................................      10,369      10,587
  Accrued expenses....................................................................      10,001       8,075
                                                                                        ----------  ----------
    Total current liabilities.........................................................      24,286      20,372

Long-term debt........................................................................      37,352      41,318

Minority interest and other non-current liabilities...................................       1,880       1,783

Shareholders' equity:
  Preferred stock, $.01 par value; none issued........................................          --          --
  Common stock, $.01 par value; 8,468,000 and 8,388,000 shares issued and outstanding
    in 1996 and 1995, respectively....................................................          85          84
  Paid-in capital.....................................................................      28,108      27,934
  Cumulative translation adjustment...................................................        (184)       (228)
  Accumulated deficit.................................................................      (5,559)     (6,032)
                                                                                        ----------  ----------
    Total shareholders' equity........................................................      22,450      21,758
                                                                                        ----------  ----------
    Total liabilities and shareholders' equity........................................  $   85,968  $   85,231
                                                                                        ----------  ----------
                                                                                        ----------  ----------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

        FOR THE FISCAL YEARS ENDED DECEMBER 28, 1996, DECEMBER 30, 1995
                             AND DECEMBER 31, 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      1996       RESTATED 1995  RESTATED 1994
                                                                  -------------  -------------  -------------
Net sales.......................................................  $     124,765  $     106,348  $      94,158
Cost of sales...................................................         87,330         73,841         65,594
                                                                  -------------  -------------  -------------
    Gross margin................................................         37,435         32,507         28,564

Selling and distribution expenses...............................         18,319         15,385         13,398
General and administrative expenses.............................         10,439          9,326          8,573
Provision for product line discontinuance.......................             --            900             --
                                                                  -------------  -------------  -------------
    Income from operations......................................          8,677          6,896          6,593

Interest expense and deferred financing amortization............          4,351          4,327          3,262
Other (income) expense, net.....................................           (146)           (36)           482
                                                                  -------------  -------------  -------------
    Earnings before income taxes................................          4,472          2,605          2,849
Provision (benefit) for income taxes............................          1,389           (140)           614
                                                                  -------------  -------------  -------------
    Earnings from continuing operations.........................          3,083          2,745          2,235

Discontinued operations, net of income tax:
    (Loss) earnings from discontinued operations................           (744)           419            505
    Loss on disposal including operating losses
      during the phase out period...............................         (1,866)            --             --
                                                                  -------------  -------------  -------------
    Net earnings................................................  $         473  $       3,164  $       2,740
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------
Net earnings (loss) per share:

    Continuing operations.......................................  $        0.35  $        0.31  $        0.26
    Discontinued operations.....................................          (0.30)          0.05           0.06
                                                                  -------------  -------------  -------------
    Net earnings per share......................................  $        0.05  $        0.36  $        0.32
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

        FOR THE FISCAL YEARS ENDED DECEMBER 28, 1996, DECEMBER 30, 1995
                             AND DECEMBER 31, 1994
                             (DOLLARS IN THOUSANDS)

                                                             PAID-IN      ACCUMULATED
                                             COMMON STOCK    CAPITAL        DEFICIT         CTA          TOTAL
                                             ------------  ------------  -------------  ------------  ------------
BALANCE,
  January 1, 1994 (restated)...............  $         83  $     22,207   $   (11,936)  $       (254) $     10,100
  Net earnings (restated)..................            --            --         2,740             --         2,740
  NOL utilization and change in tax asset
    valuation allowance....................            --         1,924            --             --         1,924
  Exercise of employee stock options.......            --            23            --             --            23
  Change in cumulative translation
    adjustment.............................            --            --            --           (130)         (130)
                                             ------------  ------------  -------------  ------------  ------------

BALANCE,
  December 31, 1994 (restated).............  $         83  $     24,154   $    (9,196)  $       (384) $     14,657
  Net earnings (restated)..................            --            --         3,164             --         3,164
  NOL utilization and change in tax asset
    valuation allowance....................            --         3,409            --             --         3,409
  Exercise of employee stock options.......             1           121            --             --           122
  Issuance of deferred warrant.............            --           250            --             --           250
  Change in cumulative translation
    adjustment.............................            --            --            --            156           156
                                             ------------  ------------  -------------  ------------  ------------

BALANCE,
  December 30, 1995 (restated).............  $         84  $     27,934   $    (6,032)  $       (228) $     21,758
  Net earnings.............................            --            --           473             --           473
  Exercise of employee stock options.......             1           174            --             --           175
  Change in cumulative translation
    adjustment.............................            --            --            --             44            44
                                             ------------  ------------  -------------  ------------  ------------

BALANCE,
  December 28, 1996........................  $         85  $     28,108   $    (5,559)  $       (184) $     22,450
                                             ------------  ------------  -------------  ------------  ------------
                                             ------------  ------------  -------------  ------------  ------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

        FOR THE FISCAL YEARS ENDED DECEMBER 28, 1996, DECEMBER 30, 1995
                             AND DECEMBER 31, 1994
                             (DOLLARS IN THOUSANDS)

                                                                                           RESTATED    RESTATED
                                                                                 1996        1995        1994
                                                                              ----------  ----------  ----------
Cash flows from operating activities--
  Net earnings..............................................................  $      473  $    3,164  $    2,740
  Adjustments to reconcile net earnings to net cash provided by continuing operating activities--
    Depreciation and amortization...........................................       2,752       3,024       2,107
    Utilization of NOL......................................................          98        (137)        601
    Discontinued operations.................................................       2,610        (419)       (505)
    Cash effects of changes in--
        Accounts receivable.................................................      (5,801)        862      (2,782)
        Inventories.........................................................      (2,636)     (3,147)        812
        Prepaid expenses and other assets...................................         (99)        911          28
        Accounts payable....................................................        (218)      3,071        (785)
        Accrued expenses and other liabilities..............................       1,925        (198)      2,463
                                                                              ----------  ----------  ----------
  Net cash (used in) provided by continuing operating activities............        (896)      7,131       4,679
  Net cash provided by (used in) discontinued operating activities..........       1,311      (2,268)        408
                                                                              ----------  ----------  ----------
  Net cash provided by operating activities.................................         415       4,863       5,087
                                                                              ----------  ----------  ----------
Cash flows from investing activities--
  Additions to property and equipment.......................................  $   (2,966) $   (2,728) $   (1,922)
  Proceeds from sale and leaseback of discontinued operations...............       4,800          --          --
  Net cash received from sale of investment.................................          --       1,337          --
                                                                              ----------  ----------  ----------
  Net cash provided by (used in) investing activities.......................       1,834      (1,391)     (1,922)
                                                                              ----------  ----------  ----------
Cash flows from financing activities--
  Proceeds from senior secured note.........................................  $       --  $   15,000  $       --
  Proceeds from credit facility.............................................          --      31,000          --
  Extinguishment of bank debt...............................................          --     (44,055)         --
  Reduction in revolving credit line, net...................................        (425)     (1,000)     (3,366)
  Reduction in term loans...................................................      (3,597)     (2,932)        (20)
  Proceeds from foreign bank debt...........................................       2,233       1,200          --
  Cost of financing activities..............................................          --      (1,726)         --
  Other financing activities, net...........................................         (22)       (640)        457
                                                                              ----------  ----------  ----------
  Net cash used in financing activities.....................................      (1,811)     (3,153)     (2,929)
                                                                              ----------  ----------  ----------
Changes in cash and cash equivalents--
    Net increase in cash and cash equivalents...............................  $      438  $      319  $      236
    Cash and cash equivalents at beginning of year..........................         972         653         417
                                                                              ----------  ----------  ----------
    Cash and cash equivalents at end of year................................  $    1,410  $      972  $      653
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS

    The Middleby Corporation (the "Company") is engaged in the design, manufacture and sale of commercial and institutional foodservice equipment. Its major lines of products consist of conveyor ovens, toasters, counter-top cooking and warming equipment, heavy duty gas ovens, convection ovens, broilers, steamers and semi-custom fabrication units. The Company manufactures and assembles most of this equipment at two factories in the United States and one operation in the Philippines. The Company conducts its business principally through three domestic and two international divisions. Each division operates primarily on a decentralized basis.

    The Company's products are sold primarily to independent dealers and distributors and are marketed primarily through the Company's sales personnel and network of independent manufacturers' representatives. The Company's customers include: (i) fast food or quick-service restaurants, including those restaurants that primarily offer pizza, (ii) full-service restaurants, including casual-theme restaurants, (iii) retail outlets, such as convenience stores, supermarkets and department stores and (iv) public and private institutions, such as hotels, resorts, schools, hospitals, long-term care facilities, correctional facilities, stadiums, airports, corporate cafeterias, military facilities and government agencies. Included in these customers are several large multi-national restaurant chains which account for a significant portion of the Company's business, although no single customer accounts for more than 10% of net sales.

    The Company purchases raw materials and component parts, the majority of which are standard commodity type materials, from a number of suppliers. Although certain component parts are procured from a sole source, the Company can purchase such parts from alternate vendors.

    The Company has numerous licenses and patents to manufacture, use and sell its products and equipment. Certain of these licenses begin to expire in the year 2000. Management believes the loss of any one of these licenses or patents would not have a material adverse effect on the financial and operating results of the Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

    The Consolidated Financial Statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    The Company's fiscal year ends on the Saturday nearest December 31. Fiscal years 1996, 1995 and 1994 ended on December 28, 1996, December 30, 1995 and December 31, 1994, respectively, and each included 52 weeks.

(B) ACCOUNTS RECEIVABLE

    Accounts receivable, as shown in the consolidated balance sheets, is net of allowances for doubtful accounts of $495,000 and $413,000 at December 28, 1996 and December 30, 1995, respectively.

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(C) INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined utilizing the first-in, first-out (FIFO) inventory method. Inventories, as of December 28, 1996 and December 30, 1995, are as follows:

                                                                                    RESTATED
                                                                         1996         1995
                                                                      -----------  -----------
                                                                       (DOLLARS IN THOUSANDS)
Raw materials and parts.............................................  $     6,492  $     6,338
Work in process.....................................................        4,621        4,652
Finished goods......................................................        9,843        7,330
                                                                      -----------  -----------
                                                                      $    20,956  $    18,320
                                                                      -----------  -----------
                                                                      -----------  -----------

    The amounts shown above are net of inventory reserves of $946,000 and $1,016,000 as of December 28, 1996 and December 30, 1995, respectively.

(D) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are carried at cost as follows:

                                                                                    RESTATED
                                                                         1996         1995
                                                                      -----------  -----------
                                                                       (DOLLARS IN THOUSANDS)
Land and improvements...............................................  $     3,322  $     3,293
Building and improvements...........................................       11,012       10,206
Machinery and equipment.............................................       16,250       14,516
                                                                      -----------  -----------
                                                                           30,584       28,015

Less accumulated depreciation.......................................      (11,741)     (10,710)
                                                                      -----------  -----------

Property, plant and equipment, net..................................  $    18,843  $    17,305
                                                                      -----------  -----------
                                                                      -----------  -----------

    Depreciation is provided for financial statement purposes using the straight-line method and amounted to $1,594,000, $1,543,000 and $1,547,000 in fiscal 1996, 1995 and 1994, respectively. Following is a summary of the estimated useful lives:

DESCRIPTION                                                                        LIFE
---------------------------------------------------------------------------  -----------------
Land improvements..........................................................       7 years
Building and improvements..................................................   20 to 40 years
Machinery and equipment....................................................    3 to 10 years

    Expenditures which significantly extend useful lives are capitalized. Maintenance and repairs are charged to expense as incurred.

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(E) EXCESS PURCHASE PRICE OVER NET ASSETS ACQUIRED

    The excess purchase price over net assets acquired is being amortized using a straight-line method over 40 years. Amounts presented are net of accumulated amortization of $4,216,000 in fiscal 1996 and $3,759,000 in fiscal 1995. The Company periodically evaluates the useful life and realizability of the excess purchase price over net assets acquired based on current events and circumstances. Impairments are measured utilizing an undiscounted forecasted income method pertaining to business units and are recorded at the time management deems an impairment has occurred.

(F)  INTANGIBLE ASSETS

    Trademarks, patents, license agreements and other intangibles, included in other assets in the consolidated balance sheets, are being amortized on a straight-line basis over estimated useful lives ranging from 5 to 14 years. Net recorded intangible assets of $243,000 and $364,000 are presented net of accumulated amortization of $2,314,000 and $2,193,000 in fiscal 1996 and 1995, respectively.

(G) ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                                    RESTATED
                                                                         1996         1995
                                                                      -----------  -----------
                                                                       (DOLLARS IN THOUSANDS)
Accrued payroll and related expenses................................  $     3,567  $     3,200
Accrued commissions.................................................        1,392        1,190
Accrued warranty....................................................        1,252          879
Other accrued expenses..............................................        3,790        2,806
                                                                      -----------  -----------
                                                                      $    10,001  $     8,075
                                                                      -----------  -----------
                                                                      -----------  -----------

(H) RESEARCH AND DEVELOPMENT COSTS

    Research and development costs, included in cost of sales in the consolidated statements of earnings, are charged to expense when incurred. These costs were $1,515,000, $1,438,000 and $1,295,000 in fiscal 1996, 1995 and 1994, respectively.

(I)  EARNINGS PER SHARE

    Primary earnings per share is based upon the weighted average number of outstanding shares of common stock and common stock equivalents. The weighted average number of shares outstanding was 8,666,000, 8,678,000 and 8,434,000 shares for the fiscal years 1996, 1995 and 1994, respectively. Fully diluted earnings per common and common equivalent shares are not presented, since dilution is less than 3%.

(J)  CONSOLIDATED STATEMENTS OF CASH FLOWS

    For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents. Cash paid for interest was $4,397,000, $4,076,000 and $4,060,000 in fiscal 1996, 1995 and 1994, respectively. Cash payments

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) totaling $256,000, $371,000 and $192,000 were made for income taxes during fiscal 1996, 1995 and 1994, respectively.

(K) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(L)  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of all assets and liabilities approximates the fair value of those financial instruments.

(M) ADOPTION OF ACCOUNTING STANDARDS

    In fiscal 1996, the Company adopted "SFAS 121: Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of" and "SFAS 123:
Accounting for Stock-Based Compensation." The adoption of these accounting standards did not have a material impact on the financial statements.

(N) RESTATEMENTS

    SALE OF DISCONTINUED OPERATIONS:

    The financial statements presented have been restated for all periods presented to exclude the Victory Refrigeration Company which has been accounted for as a discontinued operation. See Note 3 to the Consolidated Financial Statements.

    LITIGATION SETTLEMENT ACCOUNTING:

    During 1996, the Company restated its accounting for proceeds received from the September 1993 litigation settlement with the Hussmann Corporation in accordance with generally accepted accounting principles (GAAP). This settlement related to a dispute arising from the Company's acquisition of the Hussmann Corporation's Foodservice Equipment Group in July 1989. The effect of this accounting change was to record a greater gain from the 1993 litigation settlement. Certain assets related to the 1989 acquisition, that were written-off in conjunction with the Company's original accounting for the settlement in 1993, have been restored in the historical balance sheets or written-off prior to 1993. This accounting has been reflected in the respective periods in the Consolidated Financial Statements.

    The effect on the 1991 financial statements was to write-off amounts related to the 1991 arbitration settlement, and other amounts due from Hussmann, deemed to be unrealizable under the revised accounting treatment. This resulted in a decrease to net earnings, excess purchase price over net assets acquired, and shareholders equity of $3,902,000. The effect on the 1993 financial statements was to record a greater gain on the settlement, resulting in an increase to net earnings and shareholders equity of $10,936,000. Excess purchase price over net assets acquired and property, plant and equipment

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) were also increased by $10,936,000 to restore amounts written-off under the original accounting treatment. The resulting impact on non-cash amortization and depreciation charges was to increase such amounts by $104,000, $310,000 and $310,000 in 1993, 1994 and 1995, respectively. The net effect of these restatements on earnings per share resulted in a decrease of $0.47 in 1991, an increase of $1.29 in 1993, a decrease of $0.04 in 1994 and a decrease of $0.03 in 1995.

(3) DISCONTINUED OPERATION

    On January 23, 1997, the Company completed the sale of substantially all of the assets of its Victory Refrigeration Company ("Victory") subsidiary to an investor group led by local management at Victory. Gross proceeds from the sale are expected to amount to approximately $7,300,000, less amounts for retained liabilities and transaction costs aggregating approximately $2,600,000. The proceeds are subject to post-closing adjustments. The terms of the sale were the results of arms-length negotiations. This sale was announced on November 1, 1996, concluding the sale of all of the assets of Victory. The sale and leaseback of the Victory facility to an unrelated third party had previously been completed on December 27, 1996 for net proceeds of approximately $4,556,000. Proceeds from these transactions were used to pay down debt.

    The results of Victory have been reported separately as a discontinued operation in the Consolidated Financial Statements for all periods presented. The results of the discontinued operations are not necessarily indicative of the results which may have been obtained had the continuing and discontinuing operations been operating independently. Summarized results of Victory are as follows:

                                                                1996          1995          1994
                                                            ------------  ------------  ------------
                                                                     (DOLLARS IN THOUSANDS)
Net sales.................................................  $     27,261  $     32,841  $     35,809
Operating (loss) income...................................          (458)        1,642         1,572
(Loss) earnings before taxes..............................        (1,111)          603           754
Provision for taxes.......................................          (367)          184           249
                                                            ------------  ------------  ------------
(Loss) earnings from discontinued operations..............          (744)          419           505
Estimated loss on disposal including operating results
  during the phase-out period.............................        (1,866)           --            --
                                                            ------------  ------------  ------------
Total (loss) earnings related to discontinued
  operations..............................................  $     (2,610) $        419  $        505
                                                            ------------  ------------  ------------
                                                            ------------  ------------  ------------

    During the fourth quarter of 1996, the Company provided for additional losses on the disposal of Victory of $495,000, net of taxes. The additional provision was required due to higher than anticipated operating losses prior to the sale of Victory. The loss on disposal of Victory consists primarily of operating losses of $1,409,000 during the fourth quarter of 1996 and $457,000 during 1997 until the sale was completed. The effective tax rate included in these amounts differs from the U.S. statutory rate due to permanent book versus tax differences.

    Interest expense of $809,000, $771,000 and $818,000 for 1996, 1995 and 1994,
respectively, has been allocated based upon the ratio of the net assets of the discontinued operations to the consolidated capitalization of the Company. Continuing operations and discontinued operations reflect the net tax expense or tax benefit generated by the respective operations, limited, however, by the income tax

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(3) DISCONTINUED OPERATION (CONTINUED)
benefit recognized in the Company's historical financial statements. No general corporate expenses have been allocated to the discontinued operations.

    The net assets of discontinued operations included in the consolidated balance sheets at December 28, 1996 and December 30, 1995 amounted to $4,082,000 and $12,803,000, respectively, and consist primarily of receivables, inventory, and property, plant and equipment related to the discontinued operations, net of accounts payable, accrued liabilities and closing costs associated with the sale. Property and plant are not included in the December 28, 1996 amount, as the sale and leaseback transaction was completed on December 27, 1996.

(4) FINANCING ARRANGEMENTS

    The following is a summary of long-term debt as of December 28, 1996 and December 30, 1995.

                                                                               1996          1995
                                                                           ------------  ------------
                                                                             (DOLLARS IN THOUSANDS)
Senior secured credit facility:
  Revolving credit line..................................................  $     14,575  $     15,000
  Term loans.............................................................         8,362        11,959
Senior secured note......................................................        15,000        15,000
Other....................................................................         3,331         1,069
                                                                           ------------  ------------
                                                                                 41,268        43,028
Less current maturities of long-term debt................................         3,916         1,710
                                                                           ------------  ------------
    Total long-term debt.................................................  $     37,352  $     41,318
                                                                           ------------  ------------
                                                                           ------------  ------------

    On January 10, 1995, the Company's subsidiaries consummated a $57,500,000 financing package to replace the existing bank debt and provide working capital for future growth. The financing included a $42,500,000 senior secured credit facility from a group of lenders led by an affiliate of a major international bank and a $15,000,000 senior secured note placement with a major insurance company.

    The senior secured credit facility included a $15,000,000 five-year term loan, a $2,500,000 capital expenditure facility renewable annually, and a $25,000,000 revolving credit line expiring in January, 2000. Borrowings under the revolving credit line are limited to specified percentages of defined accounts receivable and inventories. The credit agreement initially permitted borrowings for the term loan and revolving credit line at floating rates of 2.5% above LIBOR rate or 1.0% above base rate. The interest rate can be adjusted quarterly based on the Company's achievement of defined coverage ratios on a rolling four quarter basis. As of December 28, 1996, borrowings under LIBOR contracts were at 2.5% above the LIBOR rate and borrowings under prime rate contracts were at 1.0% above the base rate. A facility fee of 0.0625% is payable annually and a commitment fee of 0.375% is charged on the unused portion of the revolving credit facility and capital expenditure facility. The term loan is repayable in quarterly installments that total $2,325,000 in 1997, plus a one-time payment of $1,470,000 related to the sale of Victory due also in 1997. Additional scheduled repayments towards the term loan will total $2,625,000 in 1998 and $1,517,000 in 1999. The outstanding capital expenditure loans of $425,000 are repayable in quarterly installments that total $100,000 in each of 1997, 1998, and 1999 with a lump sum payment of $125,000 or the remaining balance on January 2, 2000. Mandatory prepayments are required in the case of any excess cash flow, as defined, or in the event of any sale or disposition of assets. The credit facility

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(4) FINANCING ARRANGEMENTS (CONTINUED)
is secured by a senior security interest of substantially all property, plant and equipment and all accounts receivable and inventory of the Company's domestic subsidiaries.

    As of December 28, 1996, the Company's revolving credit facility provided $23,650,000 of total borrowing availability. There was $14,575,000 outstanding under that facility at December 28, 1996. The Company had executed letters of credit of $632,000 against this facility, leaving an available line of credit of $8,443,000 at December 28, 1996. As of December 28, 1996, the assets of Victory provided $5,412,000 of the $23,650,000 total borrowing availability of the revolving credit facility.

    The senior secured note bears interest at 10.99% and has an eight-year term maturing January 2003 with semi-annual payments of $2,500,000 beginning in July 2000. A warrant for the purchase of 250,000 shares of Common Stock of the Company at an exercise price of $3.00 per share was issued in conjunction with the note. Alternatively, the terms of the warrant provide for the purchase of 200,000 shares at $0.01 per share. The note agreement is secured by a senior security interest in substantially all the intellectual property collateral of the Company's subsidiaries.

    The terms of the credit and note agreements prohibit the paying of dividends, limit capital expenditures and leases, and require, among other terms, a minimum amount, as defined, of shareholders' equity, and minimum ratios of current assets to current liabilities, cash flow coverage indebtedness and fixed charged coverage. The credit and note agreements also provide that if a material adverse change in the Company's business operations or conditions occurs, the lender and noteholder could declare an event of default. The Company was in compliance with all covenants as amended for the period ending December 28, 1996.

    A foreign subsidiary of the Company had borrowings of $3,433,000 at December 28, 1996, including a $1,700,000 term loan and a $1,733,000 omnibus revolving credit line. The term loan is secured by the real property of the foreign subsidiary. The revolving credit line is guaranteed by the Company. Interest on both the term loan and the revolving credit line are at the prevailing bank rate. The term loan is repayable in twenty equal quarterly installments starting on March 31, 1998 and the revolving credit line is payable in full on January 1, 1998 if not renewed for an additional one-year period.

    The weighted average interest rates under credit agreements during fiscal 1996, 1995 and 1994 were 9.3%, 9.5% and 8.7%, respectively.

    The aggregate amount of long-term debt payable during each of the next five years is as follows:

                                                                        (DOLLARS IN THOUSANDS)
1997..................................................................       $      3,916
1998..................................................................              4,819
1999..................................................................              1,963
2000..................................................................             17,390
2001..................................................................              5,340
Thereafter............................................................              7,840
                                                                               ----------
    Total.............................................................       $     41,268
                                                                               ----------
                                                                               ----------

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(5) COMMON AND PREFERRED STOCK

(A) SHARES AUTHORIZED

    At December 28, 1996 and December 30, 1995, the Company had 20,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock authorized.

(B) WARRANT

    In conjunction with the issuance of the senior secured notes in January 1995 (see Note 4), the Company issued a transferrable warrant to the noteholders for the purchase of 250,000 shares of Common Stock at an exercise price of $3.00 per share. Alternatively under certain conditions, the terms of the warrant provide for the purchase of 200,000 shares at $0.01 per share. The warrant provides for adjustment of the exercise price if the Company issues additional shares at a purchase price below the then current market price, as defined, and for adjustment of the number of shares if the Company declares a stock dividend. The warrant became exercisable on February 10, 1995 and expires July 10, 2003.

(C) STOCK OPTIONS

    The Company maintains an Amended and Restated 1989 Stock Incentive Plan (the "Plan"), effective as of February 16, 1989, which provides key employees of the Company rights to purchase shares of Common Stock at the fair market value of the stock on the date of grant. The Plan was amended in 1996, by shareholder approval, to increase the maximum amount that can be issued under the Plan to 400,000 shares from 200,000 shares. Options may be exercised upon certain vesting requirements being met but expire, to the extent unexercised, within a maximum of ten years from the date of grant. 147,075 shares remain available for issue at December 28, 1996 under the Plan. The weighted average exercise price of options outstanding under the Plan was $4.43 at December 28, 1996 and $3.10 at December 30, 1995.

    In addition to the above Plan, the directors of the Company have options for 7,000 shares exercisable at $1.875 per share and 75,000 shares exercisable at $7.50 per share.

    A summary of stock option activity is presented below:

                                                                   KEY                 OPTION PRICE PER
STOCK OPTION ACTIVITY                                           EMPLOYEES   DIRECTORS        SHARE
-------------------------------------------------------------  -----------  ---------  -----------------
Outstanding at,
  December 31, 1994..........................................     140,000       9,000   $1.25 to $4.38
  Granted....................................................      39,000          --        $5.63
  Exercised..................................................     (22,000)         --   $1.25 to $4.38
  Forfeited..................................................      (2,000)         --        $3.00
                                                               -----------  ---------
Outstanding at,
  December 30, 1995..........................................     155,000       9,000   $1.25 to $5.63
  Granted....................................................      60,000      75,000   $5.25 to $7.50
  Exercised..................................................     (72,500)     (2,000)  $1.25 to $4.38
  Forfeited..................................................      (5,900)         --   $3.00 to $5.63
                                                               -----------  ---------
Outstanding at,
  December 28, 1996..........................................     136,600      82,000   $1.25 to $7.50
                                                               -----------  ---------
                                                               -----------  ---------

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(5) COMMON AND PREFERRED STOCK (CONTINUED)

    The weighted average fair value of options granted was $5.78 and $3.82 in 1996 and 1995, respectively. The Company accounts for options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these options been recorded, the Company's net income and earnings per share would have been reduced as follows:

                                                                                          RESTATED
                                                                          1996              1995
                                                                    ----------------  ----------------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                               SHARE DATA)
Earnings from continuing operations..............  As reported      $          3,083  $          2,745
                                                   Pro forma        $          2,893  $          2,671

Net earnings.....................................  As reported      $            473  $          3,164
                                                   Pro forma        $            283  $          3,090

Continuing operations EPS........................  As reported      $           0.35  $           0.31
                                                   Pro forma        $           0.33  $           0.31

EPS..............................................  As reported      $           0.05  $           0.36
                                                   Pro forma        $           0.03  $           0.36

    Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the following general assumptions for 1995 and 1996: risk-free interest rate of 6.5%, no expected dividend yield, expected lives of four to five years, and an expected annual increase in stock value of ten percent.

(6) PROVISION FOR PRODUCT LINE DISCONTINUANCE AND RESTRUCTURING CHARGE

    Company management made the decision to discontinue the production of a unique line of mixers during the fourth quarter of 1995. A provision of $900,000 was recorded for this product line discontinuance. The charge related to the disposal and rationalization of assets associated with the product line and its operations. No changes in operating personnel were made as a result of this decision.

(7) INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes."

    The provision for income taxes for continuing operations is summarized as follows:

                                                                 RESTATED     RESTATED
                                                       1996        1995         1994
                                                     ---------  -----------  -----------
                                                           (DOLLARS IN THOUSANDS)
Federal............................................  $   1,153   $    (385)   $     460
State and local....................................        188         183          144
Foreign............................................         48          62           10
                                                     ---------  -----------  -----------
    Total..........................................  $   1,389   $    (140)   $     614
                                                     ---------  -----------  -----------
                                                     ---------  -----------  -----------

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(7) INCOME TAXES (CONTINUED)
    Although the Company is not a federal taxpayer due to its NOL carry-forwards, a tax provision is still required to be recorded. The majority of the NOL carry-forwards expiring prior to 1998 relate to a 1983 quasi-reorganization and were not recorded as a credit to the tax provision, but were directly credited to paid-in-capital. NOLs expiring in 1998 and thereafter will be recorded entirely as a credit to the tax provision as they are recognized. Reconciliation of the differences between income taxes computed at the federal statutory rate and effective rate are as follows:

                                                                                     RESTATED    RESTATED
                                                                            1996       1995        1994
                                                                          ---------  ---------  ----------
U.S. federal statutory tax rate.........................................      34.0%      34.0%       34.0%
Utilizations of NOL and reductions in valuation allowance...............     (19.3)     (65.6)      (18.1)
Permanent book vs. tax differences......................................        1.2       15.5         7.6
Foreign tax losses and rate differentials...............................       11.0        3.7       (7.0)
State taxes, net of federal benefit.....................................        4.2        7.0         5.1
                                                                          ---------  ---------  ----------
Consolidated effective tax rate for continuing operations...............      31.1%     (5.4%)       21.6%
                                                                          ---------  ---------  ----------
                                                                          ---------  ---------  ----------

    As of December 28, 1996 and December 30, 1995, the Company had recorded the following deferred tax assets and liabilities which were comprised of the following:

                                                                                                  RESTATED
                                                                                        1996        1995
                                                                                     ----------  ----------
                                                                                                (DOLLARS IN
Deferred tax assets:                                                                             THOUSANDS)
  Net operating loss carry-forwards................................................  $   12,073  $   13,736
  Tax credit carry-forwards........................................................       1,503       1,426
  Accrued pension benefits.........................................................         703         606
  Accrued warranty.................................................................         641         469
  Other............................................................................       1,141         960
  Valuation allowance..............................................................      (9,437)    (10,515)
                                                                                     ----------  ----------
    Deferred tax assets............................................................       6,624       6,682

Deferred tax liabilities:
  Depreciation.....................................................................      (1,588)     (1,666)
                                                                                     ----------  ----------
Net deferred tax assets............................................................  $    5,036  $    5,016
                                                                                     ----------  ----------
                                                                                     ----------  ----------

    As of December 28, 1996, the consolidated tax loss carry-forwards for federal income tax purposes were approximately $12,073,000 on a tax effected basis. These carry-forwards expire as follows: $6,849,000 in 1997; $3,000 in 1998; $264,000 in 2001; $508,000 in 2004; $1,619,000 in 2005; $1,913,000 in
2006; and $917,000 in 2007. Consolidated business tax credit carry-forwards available at December 28, 1996 to reduce future tax liabilities were approximately $898,000 and expire from 1996 through 2000. The Company also has tax credits of approximately $605,000 resulting from federal AMT payments which do not expire.

    The decrease in the gross tax asset and the related valuation allowance was primarily due to the utilization of NOL carry-forwards during the year. The utilization of the NOL and credit carry-forwards depends on future taxable income during the applicable carry-forward periods. Management evaluates

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(7) INCOME TAXES (CONTINUED)
and adjusts the valuation allowance based on the Company's expected taxable income as part of the annual budgeting process. These adjustments reflect management's judgment as to the Company's ability to generate taxable income which will, more likely than not, be sufficient to recognize these tax assets.

(8) COMMITMENTS AND CONTINGENCIES

    The Company leases office and plant facilities and equipment under operating leases which expire in fiscal 1997 through 2001. Rental expense was $692,000, $816,000 and $897,000 in fiscal 1996, 1995 and 1994, respectively. Future minimum rental payments under these leases are as follows:

                                                                        (DOLLARS IN THOUSANDS)
1997..................................................................       $        782
1998..................................................................                709
1999..................................................................                550
2000..................................................................                552
2001..................................................................                405
Thereafter............................................................                 --
                                                                               ----------
    Total.............................................................       $      2,998
                                                                               ----------
                                                                               ----------

    In addition to the above, the Company entered into an agreement with the landlord of the Victory facility (before that subsidiary was sold--see Note 3) to guarantee Victory's lease payments. The duration of this lease guarantee is 19 months. The contingent liability related to this guarantee totals approximately $996,000 at December 28, 1996. This contingent liability is scheduled to decrease by approximately $52,400 per month during fiscal 1997.

(9) SEGMENT INFORMATION

    The Company is engaged in the manufacture and sale of commercial and institutional food cooking and preparation equipment for the foodservice industry. The Company's principal operations are in the United States, with a majority of sales made to domestic dealers and distributors. No customer accounted for 10% or more of sales during fiscal 1996, 1995 and 1994.

    Sales outside the United States, based on dealer locations, are given below. These export sales represented 37%, 36% and 35% of the Company's net sales in fiscal 1996, 1995 and 1994, respectively. Additionally, a small amount of sales to U.S. customers are transshipped by those customers for installation at their international locations.

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(9) SEGMENT INFORMATION (CONTINUED)
    The following represents net sales as reported by each major geographic region:

                                                          RESTATED    RESTATED
                                               1996         1995        1994
                                            -----------  -----------  ---------
                                                  (DOLLARS IN THOUSANDS)
United States.............................  $    78,594  $    67,878  $  60,971
                                            -----------  -----------  ---------

Asia/Pacific..............................       25,606       20,161     13,641
Europe/other..............................       11,248       10,430      8,986
Latin America.............................        5,281        4,036      6,790
Canada....................................        4,036        3,843      3,770
                                            -----------  -----------  ---------
  Total international.....................       46,171       38,470     33,187
                                            -----------  -----------  ---------

        Total net sales...................  $   124,765  $   106,348  $  94,158
                                            -----------  -----------  ---------
                                            -----------  -----------  ---------

(10) EMPLOYEE BENEFIT PLANS

    The Company has a discretionary profit sharing plan and a 401(k) savings plan for salaried and non-union hourly employees. The company had profit sharing expense of $350,000, $325,000 and $300,000 in fiscal 1996, 1995 and 1994, respectively.

    The Company has a defined benefit pension plan for union hourly plant employees at the Elgin, Illinois facility. The company's funding policy is to contribute the minimum required by the Employee Retirement Income Security Act of 1974. The plan had projected benefit obligations of $1,911,000 and $1,653,000 at December 28, 1996 and December 30, 1995, respectively. The market values of plan assets were $1,549,000 and $1,371,000 at December 28, 1996 and December 30, 1995, respectively. The discount rates used to determine the projected benefit obligations were 7.5% and 7.5% for 1996 and 1995, respectively. The net pension expense for this plan was $155,000, $140,000 and $185,000 for fiscal 1996, 1995 and 1994, respectively.

    In fiscal 1993, the Company adopted a non-qualified defined benefit pension plan for certain officers of the Company and entered into a retirement benefit agreement with its President. The Company also has a retirement benefit agreement with its Chairman. The retirement benefit is based on a percentage of the officer's final base salary and the number of years of employment. The projected benefit obligations under these agreements were $2,067,000 and $1,812,000 at December 28, 1996 and December 30, 1995, respectively, and are currently unfunded. The discount rates used to determine the projected benefit obligations were 7.5% and 7.5% for 1996 and 1995, respectively. Retirement benefit expense was $255,000, $255,000 and $259,000 in fiscal 1996, 1995 and
1994, respectively.

                   THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(11) QUARTERLY DATA (UNAUDITED)

                                                                                   RESTATED
                                                            ------------------------------------------------------
                                                               FIRST         SECOND        THIRD         FOURTH
                                                            ------------  ------------  ------------  ------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
Net sales.................................................  $     29,510  $     28,661  $     31,400  $     35,194
Gross margin..............................................         8,567         8,529         9,373        10,966
Operating income..........................................         2,288         1,671         2,062         2,656
Earnings from continuing operations.......................           766           401           624         1,292
(Loss) earnings from discontinued operations..............           (80)         (432)       (1,603)         (495)
                                                            ------------  ------------  ------------  ------------
Net earnings (loss).......................................  $        686  $        (31) $       (979) $        797
                                                            ------------  ------------  ------------  ------------
                                                            ------------  ------------  ------------  ------------
Net earnings (loss) per share:
  Continuing operations...................................  $       0.09  $       0.04  $       0.07  $       0.15
  Discontinued operations.................................         (0.01)        (0.04)        (0.19)        (0.06)
                                                            ------------  ------------  ------------  ------------
Net earnings (loss) per common share......................  $       0.08  $       0.00  $      (0.12) $       0.09
                                                            ------------  ------------  ------------  ------------
                                                            ------------  ------------  ------------  ------------

1995
Net sales.................................................  $     25,743  $     25,646  $     27,558  $     27,401
Gross margin..............................................         7,667         7,492         8,389         8,959
Operating income..........................................         1,836         1,484         2,117         1,459
Earnings from continuing operations.......................           497           437           739         1,072
(Loss) earnings from discontinued operations..............           168           180           144           (73)
                                                            ------------  ------------  ------------  ------------
Net earnings..............................................  $        665  $        617  $        883  $        999
                                                            ------------  ------------  ------------  ------------
                                                            ------------  ------------  ------------  ------------
Net earnings (loss) per share:
  Continuing operations...................................  $       0.06  $       0.05  $       0.08  $       0.12
  Discontinued operations.................................          0.02          0.02          0.02         (0.01)
                                                            ------------  ------------  ------------  ------------
Net earnings per common share.............................  $       0.08  $       0.07  $       0.10  $       0.11
                                                            ------------  ------------  ------------  ------------
                                                            ------------  ------------  ------------  ------------

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    NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS.IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                               -----
Prospectus Summary........................................................           3
The Company...............................................................           3
The Offering..............................................................           5
Summary Consolidated Financial and Operating Data.........................           6
Risk Factors..............................................................           7
Use of Proceeds...........................................................          12
Price Range of Common Stock...............................................          12
Dividend Policy...........................................................          12
Capitalization............................................................          13
Selected Consolidated Financial Data......................................          14
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................          15
Business..................................................................          22
Management................................................................          33
Principal and Selling Stockholders........................................          36
Description of Capital Stock..............................................          37
Underwriting..............................................................          39
Legal Matters.............................................................          40
Experts...................................................................          40
Available Information.....................................................          40
Incorporation of Certain Documents by Reference...........................          41
Index to Consolidated Financial Statements................................         F-1

                                2,610,000 SHARES

                           [THE MIDDLEBY CORPORATION]

                                  COMMON STOCK
                               ($0.01 PAR VALUE)

                              SCHRODER & CO. INC.
                            BREAN MURRAY & CO., INC.

                                OCTOBER 30, 1997

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